Exhibit 2.1


                  AGREEMENT AND PLAN OF MERGER

                  DATED AS OF OCTOBER 17, 2001

                              AMONG

                 WELLPOINT HEALTH NETWORKS INC.

                      RWP ACQUISITION CORP.

                               AND

                 RIGHTCHOICE MANAGED CARE, INC.



                        Table of Contents

                                                             Page


ARTICLE I THE MERGER                                          2
 1.1.   The Merger                                            2
 1.2.   Closing                                               2
 1.3.   Effective Time                                        2
 1.4.   Effects of the Merger                                 2
 1.5.   Certificate of Incorporation                          2
 1.6.   By-Laws                                               3
 1.7.   Officers and Directors of Surviving Corporation       3
 1.8.   Effect on Capital Stock                               3
 1.9.   Cash Elections                                        4
 1.10.   Proration                                            6
 1.11.   Company Stock Options                                7
 1.12.   Certain Adjustments                                  8
 1.13.   Headquarters                                         8

ARTICLE II EXCHANGE OF CERTIFICATES                           9
 2.1.   Exchange Fund                                         9
 2.2.   Exchange Procedures                                   9
 2.3.   Distributions with Respect to Unexchanged Shares     10
 2.4.   No Further Ownership Rights in Company Common Stock  10
 2.5.   No Fractional Shares of Purchaser Common Stock       10
 2.6.   Termination of Exchange Fund                         11
 2.7.   No Liability                                         11
 2.8.   Investment of the Exchange Fund                      11
 2.9.   Lost Certificates                                    12
 2.10.   Withholding Rights                                  12
 2.11.   Further Assurances                                  12
 2.12.   Stock Transfer Books                                12

ARTICLE III REPRESENTATIONS AND WARRANTIES                   13
 3.1.   Representations and Warranties of Purchaser          13
 3.2.   Representations and Warranties of Company            17
 3.3.   Representations and Warranties of Purchaser and Merger
 Sub                                                         29

ARTICLE IV COVENANTS RELATING TO CONDUCT OF BUSINESS         30
 4.1.   Conduct of Business of Company Pending the Merger    30
 4.2.   Conduct of Business of Purchaser Pending the Merger  32
 4.3.   Governmental Filings                                 33

ARTICLE V ADDITIONAL AGREEMENTS                              33
 5.1.   Preparation of Form S-4 and the Proxy Statement;
 Stockholders Meeting                                        33
 5.2.   Accountant's Letters                                 34
 5.3.   Access to Information                                35
 5.4.   Reasonable Best Efforts                              35
 5.5.   No Solicitation of Transactions                      36
 5.6.   Employee Benefits Matters.                           37
 5.7.   Directors' and Officers' Indemnification and
 Insurance                                                   38
 5.8.   Notification of Certain Matters                      39
 5.9.   Public Announcements                                 39
 5.10.   Listing of Shares of Purchaser Common Stock         40
 5.11.   Affiliates                                          40
 5.12.   Transition Team                                     40
 5.13.   Management Responsibilities.                        40
 5.14.   Tax-Free Reorganization Treatment                   41

ARTICLE VI CONDITIONS PRECEDENT                              41
 6.1.   Conditions to Each Party's Obligation to Effect the
 Merger                                                      41
 6.2.   Additional Conditions to Obligations of Purchaser and
 Merger Sub                                                  42
 6.3.   Additional Conditions to Obligations of Company      43

ARTICLE VII TERMINATION AND AMENDMENT                        44
 7.1.   Termination                                          44
 7.2.   Effect of Termination                                45
 7.3.   Fees and Expenses                                    45
 7.4.   Amendment                                            46
 7.5.   Extension; Waiver                                    46

ARTICLE VIII GENERAL PROVISIONS                              47
 8.1.   Non-Survival of Representations, Warranties and
 Agreements                                                  47
 8.2.   Notices                                              47
 8.3.   Interpretation                                       48
 8.4.   Counterparts                                         48
 8.5.   Entire Agreement; No Third Party Beneficiaries       48
 8.6.   Governing Law                                        48
 8.7.   Severability                                         49
 8.8.   Assignment                                           49
 8.9.   Submission to Jurisdiction; Waivers                  49
 8.10.   Enforcement                                         50
 8.11.   Definitions                                         50

          AGREEMENT AND PLAN OF MERGER, dated as of October 17, 2001 (this "Agreement"), among WellPoint Health Networks Inc., a Delaware corporation ("Purchaser"), RWP Acquisition Corp., a Delaware corporation and a direct wholly owned subsidiary of Purchaser ("Merger Sub"), and RightCHOICE Managed Care, Inc., a Delaware corporation ("Company").

                      W I T N E S S E T H :

          WHEREAS, the Boards of Directors of Company and Purchaser deem it advisable and in the best interests of each corporation and its respective stockholders that Company and Purchaser engage in a business combination in order to advance the long-term strategic business interests of Company and Purchaser;

          WHEREAS, the combination of Company and Purchaser shall be effected by the terms of this Agreement through a merger as outlined below (the "Merger");

          WHEREAS, in furtherance thereof, the respective Boards of Directors of Company and Purchaser have approved the Merger, upon the terms and subject to the conditions set forth in this Agreement, pursuant to which each share of common stock, $0.01 par value, of Company ("Company Common Stock") issued and outstanding immediately prior to the Effective Time (as defined in Section 1.3), other than Company Treasury Shares (as defined in Section 1.8(a)), Dissenting Shares (as defined in Section 1.8(d)) and shares of Company Common Stock owned by Purchaser or Merger Sub, will be converted into the right to receive, at the election of the holders thereof and subject to possible proration under Section 1.10 hereof, either (i) shares of common stock, par value $0.01 per share, of Purchaser ("Purchaser Common Stock") or
(ii) an amount of cash, as set forth in Section 1.8;

          WHEREAS, for Federal income tax purposes, it is intended that the Merger shall qualify as a reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder, and the parties intend, by executing this Agreement, to adopt a plan of reorganization within the meaning of Section 368(a) of the Code and the regulations promulgated thereunder; and

          WHEREAS, Purchaser and The Missouri Foundation For Health (the "Foundation") have entered into a Voting and Lockup Agreement simultaneously herewith, which has been approved by the Board of Directors of Company for the purposes of Section 203 of the DGCL (as defined in Section 1.1).

          NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth in this Agreement, and intending to be legally bound hereby, the parties hereto agree as follows:


                            ARTICLE I
                           THE MERGER

          1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the Delaware
General Corporation Law (the "DGCL"), Company shall be merged with and into Merger Sub at the Effective Time. Immediately following the Merger, the separate corporate existence of Company shall cease and Merger Sub shall continue as the surviving corporation (the "Surviving Corporation") under the name
RightChoice Managed Care, Inc.

          1.2. Closing. Subject to the terms and conditions hereof, the closing of the Merger and the transactions contemplated by this Agreement (the "Closing") will take place on the second Business
Day after the satisfaction or waiver (subject to applicable law) of the conditions set forth in Article VI (other than any such conditions which by their terms cannot be satisfied until the Closing Date, which shall be required to be so satisfied or waived on the Closing Date), unless another time or date is agreed to in writing by the parties hereto (the actual time and date of the Closing being referred to herein as the "Closing
Date"). The Closing shall be held at the offices of Simpson
Thacher & Bartlett, 425 Lexington Avenue, New York, New York
10017, unless another place is agreed to in writing by the parties hereto.

          1.3. Effective Time. At the Closing, the parties shall file a certificate of merger (the "Certificate of Merger") in such form as is required by and executed in accordance with the relevant provisions of the DGCL. The Merger shall become effective at such time as the Certificate of Merger is duly filed with the Secretary of State of Delaware or at such subsequent time as Purchaser and Company shall agree and as shall be specified in the Certificate of Merger (the date and time the Merger becomes effective being the "Effective Time").

          1.4. Effects of the Merger. At and after the Effective Time, the Merger will have the effects set forth in the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of Company and Merger Sub shall be vested in the Surviving Corporation, and all debts, liabilities and duties of Company and Merger Sub shall be the debts, liabilities and duties of the Surviving Corporation.

          1.5. Certificate of Incorporation. The certificate of incorporation of Merger Sub, as in effect immediately prior to the Effective Time, shall be the certificate of incorporation of the Surviving Corporation, until thereafter changed or amended as provided therein or by applicable law.

          1.6. By-Laws. At the Effective Time and without any further action on the part of Company and Merger Sub, the by-laws of Merger Sub shall be the by-laws of the Surviving Corporation and thereafter may be amended or repealed in accordance with their terms or the certificate of incorporation of the Surviving Corporation and as provided by law.

          1.7.    Officers and Directors of Surviving Corporation.  Subject to
Section 5.13, the officers of Merger Sub as of the Effective Time shall be the officers of the Surviving
Corporation, until the earlier of their resignation or removal or otherwise ceasing to be an officer or until their respective successors are duly elected and qualified, as the case may be.
The directors of Merger Sub as of the Effective Time shall serve as directors of the Surviving Corporation until the earlier of their resignation or removal or otherwise ceasing to be a director or until their respective successors are duly elected and qualified.

          1.8. Effect on Capital Stock. As of the Effective Time, by virtue of the Merger and without any action on the part of the holder of any shares of Company Common Stock:

          (a) All shares of Company Common Stock that are owned by Company as treasury stock or otherwise (the "Company Treasury Shares") or by Parent or Merger Sub shall be canceled and retired and shall cease to exist and no cash, Purchaser Common Stock or other consideration shall be delivered in exchange therefor.

          (b) Subject to Section 1.10, each share of Company Common Stock issued and outstanding immediately prior to the Effective Time (other than the Company Treasury Shares, the Dissenting Shares and shares of Company Common Stock owned by Purchaser or Merger Sub) shall be converted at the Effective Time into the following (the "Merger Consideration"):

          (i) for each such share of Company Common Stock with respect to which an election to receive cash has been effectively made and not revoked or lost pursuant to Section 1.9 (the "Electing
     Company Shares"), the right to receive $66 in cash (the "Cash Consideration"); and

          (ii) for each such share of Company Common Stock (other than Electing Company Shares), the right to receive 0.6161 (the
     "Exchange Ratio") of a fully paid and nonassessable share of Purchaser Common Stock (the "Stock Consideration").

Upon such conversion, all such shares of Company Common Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist, and each Company Certificate (as defined in Section 1.9(b)) shall thereafter represent the right to receive the Merger Consideration and cash for fractional shares in accordance with Section 2.5 upon the surrender of the Company Certificate in accordance with the terms hereof.

          (c) Each share of common stock, par value $0.01, of Merger Sub (the "Merger Sub Common Stock") outstanding immediately prior to the Effective Time shall remain outstanding and unchanged following the Effective Time as shares of the Surviving Corporation.

          (d) Notwithstanding anything in this Agreement to the contrary, shares of Company Common Stock that are issued and outstanding immediately prior to the Effective Time and that are owned by stockholders that have properly perfected their rights of appraisal within the meaning of Section 262 of the DGCL (the "Dissenting Shares") shall not be converted into the right to receive the Merger Consideration, unless and until such stockholders shall have failed to perfect any available right of appraisal under applicable law, but, instead, the holders thereof shall be entitled to payment of the appraised value of such Dissenting Shares in accordance with Section 262 of the DGCL. If any such holder shall have failed to perfect or shall have effectively withdrawn or lost such right of appraisal, the shares of Company Common Stock held by such stockholder shall not be deemed Dissenting Shares for purposes of this Agreement and shall thereupon be deemed to have been converted into the Merger Consideration at the Effective Time in accordance with Section 1.8(b) (and, if no election is timely made by such holder pursuant to Section 1.9, into the Cash Consideration, subject to proration pursuant to Section 1.10). Company shall give Purchaser (A) prompt notice of any demands for appraisal filed pursuant to Section 262 of the DGCL received by Company, withdrawals of such demands and any other instruments served or delivered in connection with such demands pursuant to the DGCL and received by Company and (B) the opportunity to participate in all negotiations and proceedings with respect to demands made pursuant to Section 262 of the DGCL. Company shall not, except with the prior written consent of Purchaser, (x) make any payment with respect to any such demand, (y) offer to settle or settle any such demand or (z) waive any failure to timely deliver a written demand for appraisal or timely take any other action to perfect appraisal rights in accordance with the DGCL.

          1.9. Cash Elections. (a) Each person who, on or prior to the Election Date (as defined in Section 1.9(c)), is a record holder of shares of Company Common Stock shall be entitled, with respect to all or any portion of such person's shares, other than Company Treasury Shares and Dissenting Shares, to make an unconditional election (a "Cash
Election") on or prior to such Election Date to receive cash for such holder's shares of Company Common Stock, on the basis hereinafter set forth; provided, however, that, unless the nominee advises the Exchange Agent (as defined in Section 1.9(b)) otherwise in writing, each of the beneficial owners of shares held of record by a bank, trust company, broker, dealer or other recognized nominee (including, for these purposes, shares allocated to participants' accounts under any Company Benefit
Plans), shall be treated as a separate record holder and either directly or through such nominee may submit a separate Form of Election (as defined in Section 1.9(c)) for shares that are beneficially owned by such beneficial owner.

          (b) Prior to the Effective Time, Purchaser shall appoint, subject to the approval of Company (which approval shall not be unreasonably withheld or delayed), an exchange agent (the
"Exchange Agent") for the purpose of exchanging certificates which immediately prior to the Effective Time evidenced shares of Company Common Stock (the "Company Certificates") for the Merger Consideration.

          (c) Purchaser shall prepare a form of election (the "Form of Election") which shall be subject to the approval of Company
(which approval shall not be unreasonably withheld or delayed) to be mailed by Company to the record holders of shares of Company
Common Stock not more than 60 Business Days nor less than 20
Business Days prior to the Election Date. The Form of Election may be included on the proxy solicited from stockholders of Company in connection with the approval of Company's stockholders of the Merger and the Certificate of Incorporation Amendment (as defined in Section 5.1(b)). The Form of Election shall be used by each record holder of shares of Company Common Stock who wishes to elect to receive cash for any or all shares of Company
Common Stock held by such holder, subject to the proration provisions of Section 1.10. Company shall use its reasonable efforts to make the Form of Election available to all persons who become holders of shares of Company Common Stock during the period between the record date for the mailing of the Form of Election and the Election Date. Any holder's election to receive cash shall have been properly made only if the Exchange Agent shall have received at its designated office, by 5:00 p.m., New
York City time, on the Business Day specified by Company in the Form of Election (or a later Business Day specified by Company, reasonably acceptable to Purchaser, in a subsequent press release) (the "Election Date"), which Election Date shall be two Business Days prior to the date on which Purchaser reasonably believes the Effective Time will occur, a Form of Election properly completed and signed and accompanied by Company
Certificates representing the shares of Company Common Stock to which such Form of Election relates, duly endorsed in blank or otherwise in form acceptable for transfer on the books of Company
(or by an appropriate guarantee of delivery of such Company Certificates as set forth in such Form of Election from a firm which is an "eligible guarantor institution" (as defined in Rule 17Ad-15 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")); provided that such Company
Certificates are in fact delivered to the Exchange Agent by the time set forth in such guarantee of delivery). Notwithstanding the foregoing, in order to make its election, the Foundation shall not be required to deliver with its Form of Election the Company Certificate representing the shares of Company Common
Stock to which its Form of Election relates if such delivery would violate the Voting Trust and Divestiture Agreement to which it, Company and the trustee named therein are parties; provided that such Company Certificate shall be delivered to the Exchange
Agent as soon as practicable thereafter and in any event prior to receipt of any consideration delivered in exchange therefor. Any
Form of Election may be revoked by the stockholder submitting it only by written notice received by the Exchange Agent prior to 5:00 p.m., New York City time, on the Election Date. If a Form of Election is revoked, the Company Certificate or Company
Certificates (or guarantees of delivery, as appropriate) for the shares of Company Common Stock to which such Form of Election relates shall be promptly returned by the Exchange Agent to the stockholder of Company submitting the same.

          (d) The determination of the Exchange Agent (or the mutual determination of Company and Purchaser in the event that the Exchange Agent declines to make any such determination) shall be binding as to whether or not Cash Elections have been properly made or revoked pursuant to this Section 1.9 with respect to shares of Company Common Stock and as to when Cash Elections and revocations were received by it. If the Exchange Agent reasonably determines in good faith that any Cash Election was not properly made with respect to shares of Company Common Stock, such shares shall be treated by the Exchange Agent as shares which were not Electing Company Shares at the Effective Time, and such shares shall be converted in the Merger into the right to receive the Stock Consideration pursuant to Section 1.8(b)(ii), subject to proration as provided in Section 1.10. The Exchange
Agent (or Company and Purchaser by mutual agreement in the event that the Exchange Agent declines to make any such determination) shall also make all computations as to the allocation and the proration contemplated by Section 1.10, and any such computation shall be conclusive and binding on the stockholders of Company.
The Exchange Agent may, with the mutual written agreement of Company and Purchaser, make such rules as are consistent with this Section 1.9 for the implementation of the Cash Elections provided for herein and as shall be necessary or desirable to fully effect such Cash Elections.

          1.10.   Proration.

          (a) Proration Requirements. Notwithstanding anything in this Agreement to the contrary, the number of shares of Company Common Stock (the "Maximum Cash Election Number") to be converted into the right to receive Cash Consideration in the Merger shall be equal to
 (i) 30 percent of the number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time less (ii) the number of Dissenting Shares, if any. The number of shares of Company Common Stock to be converted into the right to receive Stock Consideration in the Merger (the
 "Maximum Stock Number") shall be equal to (i) the number of issued and outstanding shares of Company Common Stock immediately prior to the Effective Time less (ii) the sum of
 (A) the Maximum Cash Election Number and (B) the number of
 Dissenting Shares, if any.

          (b) Procedures for Reducing Number of Electing Company Shares. If the aggregate number of shares of Company
 Common Stock in respect of which Cash Elections have been made (the "Electing Number") exceeds the Maximum Cash Election Number, each Electing Company Share shall be converted into the right to receive shares of Purchaser Common Stock or cash in accordance with the terms of Section 1.8 in the following manner:

          (i) a proration factor (the "Cash Proration Factor") shall be determined by dividing the Maximum Cash Election Number by the Electing Number;

         (ii) the number of Electing Company Shares covered by each Cash Election that will be converted into the right to receive Cash Consideration shall be determined by multiplying the Cash
     Proration Factor by the total number of Electing Company Shares covered by such Cash Election; and

        (iii) all Electing Company Shares, other than those shares converted into the right to receive Cash Consideration in accordance with Section 1.10(b)(ii), shall be converted into the right to receive shares of Purchaser Common Stock (on a consistent basis among stockholders of Company who made Cash Elections, pro rata to the respective numbers of shares of Company Common Stock as to which they made such Cash Elections) as if such shares were not Electing Company Shares, in accordance with the terms of Section 1.8(b)(ii).

          (c) Procedures for Increasing Number of Electing Company Shares. If the number of shares (the "Non-Electing Number") of Company Common Stock as to which no Cash Elections were made, other than Company Treasury Shares and Dissenting Shares
 (such shares, the "Non-Electing Shares"), exceeds the Maximum
 Stock Number, each Non-Electing Share shall be converted into the right to receive shares of Purchaser Common Stock or cash in accordance with the terms of Section 1.8 in the following manner:

          (i) a proration factor (the "Stock Proration Factor") shall be determined by dividing the Maximum Stock Number by the Non-
     Electing Number;

         (ii) the number of Non-Electing Shares to be converted into the right to receive the Stock Consideration shall be determined by multiplying the Stock Proration Factor by the total number of Non-Electing Shares; and

        (iii) all Non-Electing Shares, other than those converted into the right to receive Stock Consideration in accordance with
     Section 1.10(c)(ii), shall be converted into the right to receive Cash Consideration (on a consistent basis among stockholders of Company who held Non-Electing Shares, pro rata to the respective number of Non-Electing Shares) as if such shares were Electing Company Shares, in accordance with the terms of Section 1.8(b)(i).

          1.11. Company Stock Options. Company and Purchaser shall take all action reasonably necessary so that, immediately prior to the Effective Time, each stock option (the "Company Stock Options") heretofore granted or granted after the date hereof in compliance with the provisions hereof under any stock option or similar plan of Company (the "Company Stock Option Plans") and outstanding immediately prior to the Effective Time shall become vested and exercisable as of the Effective Time and shall be converted into an option to purchase a number of shares of Purchaser Common
Stock (a "Converted Option") equal to the product of the number of shares of Company Common Stock subject to such Company Stock
Option multiplied by the Exchange Ratio (provided that any fractional share resulting from such multiplication shall be rounded down to the nearest whole share). The terms and conditions of the Converted Option shall otherwise remain the same as the terms and conditions of the Company Stock Option, except that the exercise price per share of each Converted Option shall equal the exercise price per share of such Company Stock
Option divided by the Exchange Ratio (provided that such exercise price shall be rounded up to the nearest whole cent). Purchaser shall take all corporate action necessary to reserve for issuance a sufficient number of shares of Purchaser Common Stock for delivery upon exercise of the Converted Options. Purchaser shall use its reasonable best efforts to cause the registration of the shares of Purchaser Common Stock subject to the Converted Options to become effective as part of the Form S-4 or a registration statement on Form S-8, on the same date as the Form S-4 is declared effective; and, thereafter, Purchaser shall file one or more registration statements on appropriate forms with respect to shares of Purchaser Common Stock subject to the Converted Options and shall use its reasonable best efforts to maintain the effectiveness of such registration statement or registration statements for so long as the Converted Options remain outstanding. Company and Purchaser shall take all such steps as may be required to cause the transactions contemplated by this
Section 1.11 and any other dispositions of Company equity securities (including derivative securities) or acquisitions of Purchaser equity securities (including derivative securities) in connection with this Agreement by each individual who (i) is a director or officer of Company or (ii) at the Effective Time will become a director or officer of Purchaser to become exempt under Rule 16b-3 promulgated under the Exchange Act. As soon as practicable after the Effective Time, Purchaser shall deliver or cause to be delivered to each holder of Converted Options an appropriate notice setting forth such holder's rights pursuant to the Company Stock Option Plan and agreements evidencing the grants of such Converted Options, after giving effect to the transactions hereunder.

          1.12. Certain Adjustments. If, between the date of this Agreement and the Effective Time, the outstanding Purchaser Common Stock or Company Common Stock shall have been changed into a different number of shares or different class by reason of any reclassification, recapitalization, stock split, split-up, combination or exchange of shares or a stock dividend or dividend payable in any other securities shall be declared with a record date within such period, or any similar event shall have occurred, the Merger
Consideration shall be appropriately adjusted to provide to the holders of Company Common Stock the same economic effect as contemplated by this Agreement prior to such event.

          1.13. Headquarters. From and after the Effective Time, the headquarters of Blue Cross and Blue Shield of Missouri shall be located in the State of Missouri. From the Effective Time to the earlier of the date two years thereafter or a change of control of Purchaser or the Surviving Corporation, the headquarters and the principal executive offices of Purchaser's central U.S. business region
(which consists of the states of Arkansas, Illinois, Iowa, Indiana, Kansas, Kentucky, Michigan, Missouri, Ohio, West
Virginia and Wisconsin) (the "Central Business Region") shall be located in the state of Missouri. For the purposes of this
Section 1.13, a "change of control" shall occur as a result of any transaction in which the stockholders of Purchaser or Surviving Corporation, as applicable, immediately prior to such transaction do not own, directly or indirectly, at least 80% of Purchaser or Surviving Corporation, as applicable, immediately after such transaction.


                           ARTICLE II
                    EXCHANGE OF CERTIFICATES

          2.1. Exchange Fund. Purchaser shall deposit with the Exchange Agent, in trust for the benefit of holders of shares of Company Common Stock, at or prior to the Effective Time, (i) certificates representing the Purchaser Common Stock issuable pursuant to
Section 1.8 in exchange for outstanding shares of Company Common
Stock and (ii) cash sufficient to pay the cash portion of the Merger Consideration. Purchaser agrees to make available to the Exchange Agent from time to time as needed, additional cash sufficient to pay cash in lieu of fractional shares pursuant to
Section 2.5 and any dividends and other distributions pursuant to
Section 2.3. Any cash and certificates of Purchaser Common Stock deposited with the Exchange Agent shall hereinafter be referred to as the "Exchange Fund."

          2.2. Exchange Procedures. Within five Business Days after the Effective Time, the Surviving Corporation shall cause the Exchange Agent to mail to each holder of a Company Certificate who has not surrendered the Company Certificate representing all of the shares of Company
Common Stock owned by such holder pursuant to Section 1.9 (i) a letter of transmittal which shall specify that delivery shall be effected, and risk of loss and title to the Company Certificates shall pass, only upon delivery of the Company Certificates to the Exchange Agent, and which letter shall be in customary form and have such other provisions as Purchaser may reasonably specify and (ii) instructions for effecting the surrender of such Company
Certificates in exchange for the applicable Merger Consideration.
Upon surrender of a Company Certificate to the Exchange Agent together with such letter of transmittal, duly executed and completed in accordance with the instructions thereto, and such other documents as may reasonably be required by the Exchange
Agent, the holder of such Company Certificate shall be entitled to receive in exchange therefor (A) one or more shares of Purchaser Common Stock (which shall be in uncertificated book-entry form unless a physical certificate is requested) representing, in the aggregate, the whole number of shares that such holder has the right to receive pursuant to Sections 1.8 and
1.10 (after taking into account all shares of Company Common
Stock then held by such holder) and (B) a check for the cash portion of the Merger Consideration (subject to the proration provisions of Section 1.10) and for the cash that such holder has the right to receive pursuant to the provisions of this Article
II, including cash in lieu of any fractional shares of Purchaser
Common Stock pursuant to Section 2.5 and dividends and other distributions pursuant to Section 2.3. No interest will be paid or will accrue on any cash payable for the cash portion of the Merger Consideration or pursuant to Section 2.3 or Section 2.5.
In the event of a transfer of ownership of Company Common Stock which is not registered in the transfer records of Company, one or more shares of Purchaser Common Stock evidencing, in the aggregate, the proper number of shares of Purchaser Common Stock and a check for the cash portion of the Merger Consideration, the cash in lieu of any fractional shares of Purchaser Common Stock pursuant to Section 2.5 and any dividends or other distributions to which such holder is entitled pursuant to Section 2.3, may be issued with respect to such Company Common Stock to such a transferee if the Company Certificate representing such shares of Company Common Stock is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer taxes have been paid. Persons who have made an effective Cash Election as provided in Sections 1.9 and 1.10 and surrendered Company
Certificates as provided therein shall be treated as if they have properly surrendered Company Certificates together with the letter of transmittal pursuant to this Section 2.2.

          2.3. Distributions with Respect to Unexchanged Shares. No dividends or other distributions declared or made with respect to shares of Purchaser Common Stock with a record date after the Effective Time shall be paid to the holder of any unsurrendered Company Certificate with respect to the shares of Purchaser Common Stock that such holder would be entitled to receive upon surrender of such Company Certificate until such holder shall surrender such Company Certificate in accordance with Section 2.2. Subject to the effect of applicable laws, following surrender of any such Company Certificate, there shall be paid to such holder of shares of Purchaser Common Stock issuable in exchange therefor, without interest, (a) promptly after the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date prior to such surrender payable with respect to such shares of Purchaser Common Stock and (b) at the appropriate payment date, the amount of dividends or other distributions with a record date after the Effective Time but prior to such surrender and a payment date subsequent to such surrender payable with respect to such shares of Purchaser Common Stock.

          2.4. No Further Ownership Rights in Company Common Stock. All shares of Purchaser Common Stock issued and cash paid upon conversion of shares of Company Common Stock in accordance with the terms of Article I and this Article II
(including any cash paid pursuant to Section 2.3 or 2.5) shall be deemed to have been issued or paid in full satisfaction of all rights pertaining to the shares of Company Common Stock. Until surrendered as contemplated by this Article II, each Company
Certificate shall be deemed at any time after the Effective Time to represent only the right to receive upon such surrender the Merger Consideration.

          2.5.    No Fractional Shares of Purchaser Common Stock.

          (a) No certificates or scrip or shares of Purchaser Common Stock representing fractional shares of Purchaser Common Stock or book-entry credit of the same shall be issued upon the surrender for exchange of Company Certificates and such fractional share interests will not entitle the owner thereof to vote or to have any rights of a stockholder of Purchaser or a holder of shares of Purchaser Common Stock.

          (b) Notwithstanding any other provision of this Agreement, each holder of shares of Company Common Stock exchanged pursuant to the Merger who would otherwise have been entitled to receive a fraction of a share of Purchaser Common Stock (after taking into account all Company Certificates delivered by such holder) shall receive, in lieu thereof, cash (without interest) in an amount equal to the product of (i) such fractional part of a share of Purchaser Common Stock multiplied by (ii) the closing price for a share of Purchaser Common Stock on the New York Stock Exchange,
Inc. ("NYSE") Composite Transactions Tape on the date of the Effective Time or, if such date is not a Business Day, the Business Day immediately following the date on which the Effective Time occurs. As promptly as practicable after the determination of the amount of cash, if any, to be paid to holders of fractional interests, the Exchange Agent shall so notify Purchaser, and Purchaser shall cause the Surviving
Corporation to deposit such amount with the Exchange Agent and shall cause the Exchange Agent to forward payments to such holders of fractional interests subject to and in accordance with the terms hereof.

          2.6. Termination of Exchange Fund. Any portion of the Exchange Fund which remains undistributed to the holders of Company Certificates for six months after the Effective Time shall be delivered to Purchaser or otherwise on the instruction of Purchaser and any holders of the Company Certificates who have not theretofore complied with this Article II shall thereafter look only to the Surviving
Corporation and Purchaser for the Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby to which such holders are entitled pursuant to Section 1.8 and Section 2.2, any cash in lieu of fractional shares of Purchaser Common Stock to which such holders are entitled pursuant to Section 2.5 and any dividends or distributions with respect to shares of Purchaser Common Stock to which such holders are entitled pursuant to Section 2.3. Any such portion of the Exchange Fund remaining unclaimed by holders of shares of Company Common Stock five years after the Effective
Time (or such earlier date immediately prior to such time as such amounts would otherwise escheat to or become property of any Governmental Entity (as defined in Section 3.1(c)(iii)) shall, to the extent permitted by law, become the property of Purchaser free and clear of any claims or interest of any Person previously entitled thereto.

          2.7. No Liability. None of Purchaser, Merger Sub, Company, the Surviving Corporation or the Exchange Agent shall be liable to any Person in respect of any Merger Consideration from the Exchange Fund delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

          2.8. Investment of the Exchange Fund. The Exchange Agent shall invest any cash included in the Exchange Fund as directed by Purchaser on a daily basis. Any interest and other income resulting from such investments shall promptly be paid to Purchaser.

          2.9. Lost Certificates. If any Company Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Company Certificate to be lost, stolen or destroyed and, if required by the Surviving
Corporation, the posting by such Person of a bond in such reasonable amount as the Surviving Corporation may direct as indemnity against any claim that may be made against it with respect to such Company Certificate, the Exchange Agent will deliver in exchange for such lost, stolen or destroyed Company
Certificate the applicable Merger Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Purchaser Common Stock, and unpaid dividends and distributions on shares of Purchaser
Common Stock deliverable in respect thereof, pursuant to this Agreement.

          2.10. Withholding Rights. Each of the Surviving Corporation and Purchaser shall be entitled to deduct and withhold from the consideration otherwise payable pursuant to this Agreement to any holder of shares of Company Common Stock such amounts as it is required to deduct and withhold with respect to the making of such payment under the Code and the rules and regulations promulgated thereunder, or any provision of state, local or foreign tax law.
To the extent that amounts are so withheld by the Surviving
Corporation or Purchaser, as the case may be, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the shares of Company Common
Stock in respect of which such deduction and withholding was made by the Surviving Corporation or Purchaser, as the case may be, and such amounts shall be delivered by the Surviving Corporation or Purchaser, as the case may be, to the applicable Taxing authority.

          2.11. Further Assurances. At and after the Effective Time, the officers and directors of the Surviving Corporation will be authorized to execute and deliver, in the name and on behalf of Company or Merger Sub, any deeds, bills of sale, assignments or assurances and to take and do, in the name and on behalf of Company or Merger Sub, any other actions and things to vest, perfect or confirm of record or otherwise in the Surviving Corporation any and all right, title and interest in, to and under any of the rights, properties or assets acquired or to be acquired by the Surviving Corporation as a result of, or in connection with, the Merger.

          2.12. Stock Transfer Books. The stock transfer books of Company shall be closed immediately upon the Effective Time and there shall be no further registration of transfers of shares of Company Common Stock thereafter on the records of Company. On or after the Effective
Time, any Company Certificates presented to the Exchange Agent or Purchaser for any reason shall be converted into the Merger
Consideration with respect to the shares of Company Common Stock formerly represented thereby, any cash in lieu of fractional shares of Purchaser Common Stock to which the holders thereof are entitled pursuant to Section 2.5 and any dividends or other distributions to which the holders thereof are entitled pursuant to Section 2.3.


                           ARTICLE III
                 REPRESENTATIONS AND WARRANTIES

          3.1. Representations and Warranties of Purchaser. Except as set forth in the Purchaser Disclosure Schedule delivered by Purchaser to Company prior to the execution of this Agreement (the "Purchaser Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein), Purchaser represents and warrants to Company as follows:

          (a)  Organization, Standing and Power; Subsidiaries.

          Each of Purchaser and each of its Subsidiaries (as defined in Section 8.11) is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have a material adverse effect on Purchaser's ability to consummate the Merger (a "Purchaser Material Adverse Effect"), and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or to be in good standing would not reasonably be expected to have a Purchaser Material Adverse Effect. The copies of the certificate of incorporation and by-laws of Purchaser which were previously furnished or made available to Company are true, complete and correct copies of such documents as in effect on the date of this Agreement.

          (b)  Capital Structure.

               (i) The authorized capital stock of Purchaser consists of (A) 300,000,000 shares of Purchaser Common Stock of which 63,722,810 shares were issued and outstanding as of the date hereof and (B)
50,000,000 shares of Preferred Stock, $.01 par value per share, none of which were outstanding. Since December 31, 2000 to the date of this Agreement, there have been no issuances of shares of the capital stock of Purchaser or any other securities of Purchaser other than issuances of shares pursuant to options or rights outstanding as of December 31, 2000 under the Benefit
Plans (as defined in Section 8.11) of Purchaser. All issued and outstanding shares of the capital stock of Purchaser are duly authorized, validly issued, fully paid and nonassessable, and no class of capital stock is entitled to preemptive rights. There were outstanding as of December 31, 2000 no options, warrants or other rights to acquire capital stock from Purchaser other than options, restricted stock and share equivalents representing in the aggregate the right to purchase no more than 6,841,078 shares of Purchaser Common Stock. All shares of Purchaser Common Stock to be issued in connection with the Merger and the other transactions contemplated hereby (including without limitation all shares of Purchaser Common Stock to be issued upon exercise of the Converted Options) will, when issued in accordance with the terms hereof, have been duly authorized, validly issued, full paid and non-assessable, free and clear of all Liens. As of the date hereof, there are no stockholder agreements, voting trusts or other agreements or understandings to which the Purchaser is a party or by which it is bound relating to the voting of any shares of the capital stock of the Purchaser.

          (c)  Authority, No Conflicts.

               (i) Purchaser has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, including, without limitation, the issuance of the shares of Purchaser Common Stock to be issued in the Merger and upon the exercise of Converted Options (the "Share
Issuance"). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Purchaser. This Agreement has been duly executed and delivered by Purchaser and, assuming that this Agreement constitutes the valid and binding agreement of Company, constitutes a valid and binding agreement of Purchaser, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

              (ii) The execution and delivery of this Agreement by Purchaser does not or will not, as the case may be, and the consummation by Purchaser of the Merger and the other transactions contemplated hereby will not, conflict with, or result in any violation of, or constitute a default (with or without notice or lapse of time, or both) under, or give rise to a right of termination, amendment, cancellation or acceleration of any obligation or the loss of a material benefit under, or the creation of a Lien on any assets
(any such conflict, violation, default, right of termination, amendment, cancellation or acceleration, loss or creation, is hereinafter referred to as a "Violation") pursuant to: (A) any provision of the certificate of incorporation or by-laws of Purchaser or any material Subsidiary of Purchaser or (B) except as would not reasonably be expected to have a Purchaser Material
Adverse Effect, subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Purchaser or any Subsidiary of Purchaser, or their respective properties or assets.

             (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any supranational, national, state, municipal, local or foreign government, any instrumentality, subdivision, court, administrative agency or commission or other authority thereof, or any quasi-governmental or private body exercising any regulatory, taxing, importing or other governmental or quasi-governmental authority (a
"Governmental Entity"), is required by or with respect to Purchaser or any Subsidiary of Purchaser in connection with the execution and delivery of this Agreement by Purchaser or Merger
Sub or the consummation of the Merger and the other transactions contemplated hereby, except for those required under or in relation to (A) the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), (B) state securities or "blue sky" laws (the "Blue Sky Laws"), (C) the Securities Act of
1933, as amended, and the rules and regulations promulgated thereunder (the "Securities Act"), (D) the Exchange Act; (E) the
DGCL with respect to the filing of the Certificate of Merger, (F) rules and regulations of the NYSE, (G) the Missouri Department of Insurance and the insurance regulators in the state of Illinois and (H) such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not reasonably be expected to have a Material Adverse Effect on Purchaser. Consents, approvals, orders, authorizations, registrations, declarations and filings required under or in relation to any of the foregoing clauses (A) through (G) are hereinafter referred to as "Necessary Consents."

          (d)  Reports and Financial Statements.

               (i) Purchaser has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January
1, 1999 (collectively, including all exhibits thereto, the "Purchaser SEC Reports"). No Subsidiary of Purchaser is required to file any form, report, registration statement, prospectus or other document with the SEC. None of the Purchaser SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Purchaser SEC
Reports, and any public announcements in a news release made by Purchaser after the date hereof, as of the date of filing or announcement, as applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances, not misleading. Each of the financial statements (including the related notes) included in the Purchaser SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Purchaser and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring adjustments that were not or are not expected to be material in amount, and lack of footnote disclosure. All of such Purchaser SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Purchaser SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

              (ii) Except as disclosed in the Purchaser SEC Reports filed prior to the date hereof, Purchaser and its Subsidiaries have not incurred any liabilities or obligations (whether or not accrued, contingent or otherwise) that are of a nature that would be required to be disclosed on a balance sheet of Purchaser and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business or (B) liabilities that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Purchaser.

          (e)  Information Supplied.

               (i) None of the information supplied or to be supplied by Purchaser or Merger Sub for inclusion or incorporation by reference in (A) the registration statement on Form S-4 to be filed with the SEC by Purchaser in connection with the issuance of shares of Purchaser Common Stock in connection with the Merger, or any of the amendments or supplements thereto
(collectively, the "Form S-4") will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the proxy statement for use relating to the adoption by the stockholders of Company of this Agreement or any of the amendments or supplements thereto (collectively, the "Proxy Statement") will, on the date it is first mailed to Company stockholders or at the time of the Company Stockholders Meeting (as defined in Section 5.1), contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Form S-4 will comply as to form in all material respects with the requirements of the Exchange Act and the Securities Act and the rules and regulations of the SEC thereunder.

              (ii) Notwithstanding the foregoing provisions of this Section 3.2(e), no representation or warranty is made by Purchaser with respect to statements made or incorporated by reference in the Form S-4 based on information supplied by Company.

          (f) Board Approval. The Board of Directors of Purchaser, by resolutions duly adopted by unanimous vote at a meeting duly called and held and not subsequently rescinded or modified in any way (the "Purchaser Board Approval"), has duly approved this Agreement, the Merger and the Share Issuance.

          (g) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Purchaser, except Merrill Lynch & Co. Incorporated (the
"Purchaser Financial Advisor"), whose fees and expenses will be paid by Purchaser in accordance with Purchaser's agreement with such firm.

          (h) Company Stock. Neither Purchaser nor any of its Subsidiaries (including Merger Sub) is, nor at any time during the last three years has any of such been, an "interested stockholder" of Company as defined in Section 203 of the DGCL. Neither Purchaser nor any of its Subsidiaries (including Merger
Sub) owns, (directly or indirectly, beneficially or of record) and none of them is, a party to any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of, in each case, any shares of capital stock of Company (other than as contemplated by this Agreement).

          (i) No Vote Required. No vote, consent or other action of the stockholders of Purchaser is required by law, Purchaser's certificate of incorporation or by-laws or otherwise in order for Purchaser and Merger Sub to consummate the Merger and the transactions contemplated hereby.

          (j)  Litigation, Compliance with Laws.
               (i) Except as disclosed in the Purchaser SEC Reports filed prior to the date of this Agreement, there is no suit, action, investigation or proceeding pending or, to the Knowledge of Purchaser, threatened, against or affecting Purchaser or any Subsidiary of Purchaser having, or which would reasonably be expected to have, a Material Adverse Effect on Purchaser, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Purchaser or any Subsidiary of Purchaser having, or which reasonably would be expected to have, a Material Adverse Effect on Purchaser.

              (ii) Except as disclosed in the Purchaser SEC Reports filed prior to the date of the Agreement and except as would not reasonably be expected to have a Material Adverse Effect on Purchaser, Purchaser and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental
Entities necessary for the operation of the businesses of Purchaser and its Subsidiaries, taken as a whole (the "Purchaser
Permits"). Purchaser and its Subsidiaries are in compliance with the terms of the Purchaser Permits, except where the failure to so comply would not reasonably be expected to have a Material
Adverse Effect on Purchaser. Except as disclosed in the Purchaser
SEC Reports filed prior to the date of this Agreement, the businesses of Purchaser and its Subsidiaries are not being conducted in violation of, and Purchaser has not received any notices of violations with respect to, any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not reasonably be expected to have a Material Adverse Effect on Purchaser.

             (iii) Purchaser is in compliance in all material respects with all rules and regulations of the BCBSA.

          (k) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and except as disclosed in the Purchaser SEC Reports filed prior to the date of this Agreement, since December 31, 2000, there has not been any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on Purchaser.

          3.2. Representations and Warranties of Company. Except as set forth in the Company Disclosure Schedule delivered by Company to Purchaser prior to the execution of this Agreement (the "Company Disclosure Schedule") (each section of which qualifies the correspondingly numbered representation and warranty or covenant to the extent specified therein), Company represents and warrants to Purchaser as follows:

          (a)  Organization, Standing and Power; Subsidiaries.

               (i) Each of Company and each of its Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has the requisite power and authority to own, lease and operate its properties and to carry on its business as now being conducted, except where the failure to be so organized, existing and in good standing or to have such power and authority would not reasonably be expected to have a Material Adverse
Effect on Company, and is duly qualified and in good standing to do business in each jurisdiction in which the nature of its business or the ownership or leasing of its properties makes such qualification necessary, other than in such jurisdictions where the failure so to qualify or to be in good standing would not reasonably be expected to have a Material Adverse Effect on Company. The copies of the certificate of incorporation and by-laws of Company which were previously furnished or made available to Purchaser are true, complete and correct copies of such documents as in effect on the date of this Agreement.

              (ii) Section 3.2 of the Company Disclosure Schedule lists all the Subsidiaries of Company which as of the date of this Agreement are Significant Subsidiaries (as defined in Rule 1-02 of
Regulation S-X of the SEC). All the outstanding shares of capital stock of, or other equity interests in, each such Significant
Subsidiary have been validly issued and are fully paid and nonassessable and are owned directly or indirectly by Company, free and clear of all Liens and free of any other restriction
(including any restriction on the right to vote, sell or otherwise dispose of such capital stock or other ownership interests). Except as set forth in the Company SEC Reports (as defined in Section 3.2(d)), neither Company nor any of its Subsidiaries directly or indirectly owns any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any corporation, partnership, joint venture or other business association or entity, that is or would reasonably be expected to be material to Company and its Subsidiaries taken as a whole.

          (b)  Capital Structure.

               (i) The authorized capital stock of Company consists of (A) 225,000,000 shares of Company Common Stock, of which 19,567,940 shares were outstanding as of the date hereof, and (B) 25,000,000 shares of Preferred Stock, $0.01 par value per share, of which no shares are outstanding. Since December 31, 2000 to the date of this Agreement, there have been no issuances of shares of the capital stock of Company or any other securities of Company other than issuances of shares pursuant to Company Stock Options outstanding as of December 31, 2000 under the Company Stock
Option Plans. All issued and outstanding shares of the capital stock of Company are duly authorized, validly issued, fully paid and nonassessable, and no capital stock is entitled to preemptive rights. There were outstanding as of the date hereof no options, warrants or other rights to acquire capital stock from Company other than Company Stock Options representing in the aggregate the right to purchase no more than 980,405 shares of Company
Common Stock under the Company Stock Option Plans.  Section
3.2(b) of the Company Disclosure Schedule sets forth a complete and correct list, as of the date hereof, of the number of shares of Company Common Stock subject to Company Stock Options or other rights to purchase or receive Company Common Stock granted under the Company Stock Option Plans or otherwise, the dates of grant and the exercise prices thereof. No options or warrants or other rights to acquire capital stock from Company have been issued or granted since December 31, 2000 to the date of this Agreement.

              (ii) No bonds, debentures, notes or other indebtedness of Company having the right to vote on any matters on which stockholders may vote are issued or outstanding.

             (iii) Except as otherwise set forth in this Section 3.2(b), as of the date of this Agreement, there are no securities, options, warrants, calls, rights, commitments, agreements, arrangements or undertakings of any kind to which Company or any of its Subsidiaries is a party or by which any of them is bound obligating Company or any of its Subsidiaries to issue, deliver or sell, or cause to be issued, delivered or sold, additional shares of capital stock or other voting securities of Company or any of its Subsidiaries or obligating Company or any of its Subsidiaries to issue, grant, extend or enter into any such security, option, warrant, call, right, commitment, agreement, arrangement or undertaking. As of the date of this Agreement, there are no outstanding obligations of Company or any of its Subsidiaries to repurchase, redeem or otherwise acquire any shares of capital stock of Company or any of its Subsidiaries.

          (c)  Authority; No Conflicts.

               (i) Company has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby, subject in the case of the consummation of the Merger to the adoption of this Agreement and the Certificate of Incorporation Amendment by the Required Company Vote (as defined in Section 3.2(h)). The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Company, subject in the case of the consummation of the Merger to the adoption of this Agreement and the Certificate of Incorporation Amendment by the Required
Company Vote. This Agreement has been duly executed and delivered by Company and, assuming that this Agreement constitutes the valid and binding agreement of Purchaser and Merger Sub, constitutes a valid and binding agreement of Company, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and similar laws relating to or affecting creditors generally or by general equity principles
(regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

              (ii) The execution and delivery of this Agreement by Company does not or will not, as the case may be, and the consummation by Company of the Merger and the other transactions contemplated hereby will not, conflict with, or result in a Violation pursuant to: (A) any provision of the certificate of incorporation or by-laws of Company or any Subsidiary of Company (except as provided herein with respect to the Certificate of Incorporation
Amendment) or (B) subject to obtaining or making the consents, approvals, orders, authorizations, registrations, declarations and filings referred to in paragraph (iii) below, any loan or credit agreement, note, mortgage, bond, indenture, lease, benefit plan or other agreement, obligation, instrument, permit, concession, franchise, license, judgment, order, decree, statute, law, ordinance, rule or regulation applicable to Company or any Subsidiary of Company or their respective properties or assets.

             (iii) No consent, approval, order or authorization of, or registration, declaration or filing with, any Governmental Entity is required by or with respect to Company or any Subsidiary of Company in connection with the execution and delivery of this Agreement by Company or the consummation of the Merger and the other transactions contemplated hereby, except the Necessary
Consents and such consents, approvals, orders, authorizations, registrations, declarations and filings the failure of which to make or obtain would not reasonably be expected to have a Material Adverse Effect on Company.

          (d)  Reports and Financial Statements.

               (i) Company has filed all required registration statements, prospectuses, reports, schedules, forms, statements and other documents required to be filed by it with the SEC since January
1, 1999 (collectively, including all exhibits thereto, the "Company SEC Reports"). No Subsidiary of Company is required to file any form, report, registration statement or prospectus or other document with the SEC. None of the Company SEC Reports, as of their respective dates (and, if amended or superseded by a filing prior to the date of this Agreement or the Closing Date, then on the date of such filing), contained or will contain any untrue statement of a material fact or omitted or will omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading. The Company SEC
Reports and any public announcements made by Company after the date hereof as of the date of filing or announcement, as applicable, will not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances, not misleading. Each of the financial statements (including the related notes) included in the Company
SEC Reports presents fairly, in all material respects, the consolidated financial position and consolidated results of operations and cash flows of Company and its Subsidiaries as of the respective dates or for the respective periods set forth therein, all in conformity with GAAP applied on a consistent basis throughout the periods involved except as otherwise noted therein, and subject, in the case of the unaudited interim financial statements, to normal and recurring adjustments that were not or are not expected to be material in amount, and lack of footnote disclosure. All of such Company SEC Reports, as of their respective dates (and as of the date of any amendment to the respective Company SEC Report), complied as to form in all material respects with the applicable requirements of the Securities Act and the Exchange Act and the rules and regulations promulgated thereunder.

              (ii) Except as disclosed in the Company SEC Reports filed prior to the date hereof, Company and its Subsidiaries have not incurred any liabilities or obligations (whether or not accrued, contingent or otherwise) that are of a nature that would be required to be disclosed on a balance sheet of Company and its Subsidiaries or the footnotes thereto prepared in conformity with GAAP, other than (A) liabilities incurred in the ordinary course of business or (B) liabilities that would not, in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

          (e) Reserves. The loss reserves and other actuarial amounts of Company and its Subsidiaries recorded in their respective financial statements contained in the Company SEC Reports and all statutory reports as of December 31, 2000 and June 30, 2001 (i) were determined in accordance with generally accepted actuarial standards consistently applied (except as otherwise noted in such financial statements), (ii) were fairly stated in all material respects in accordance with sound actuarial principles, (iii) satisfied all applicable Laws and the requirements of the BCBSA in all material respects and have been computed on the basis of methodologies consistent with those used in computing the corresponding reserves in the prior fiscal years and (iv) include provisions for all actuarial reserves and related items which ought to be established in accordance with applicable laws and regulations and prudent insurance practices. Company is not aware of any facts or circumstances which would necessitate, in the good faith application of prudent reserving practices and policies, any material adverse change in the statutorily required reserves or reserves above those reflected in the most recent balance sheet (other than increases consistent with past experience resulting from increases in enrollment with respect to services provided by the Company or its Subsidiaries). The capital and surplus for Company on a consolidated basis is now, and immediately prior to the Closing will be, not less than 200% of the authorized control level as defined in NAIC Risk-Based
Capital Guidelines required by applicable law.

          (f)  Information Supplied.

               (i) None of the information supplied or to be supplied by Company for inclusion or incorporation by reference in (A) the Form S-4 will, at the time the Form S-4 is filed with the SEC, at any time it is amended or supplemented or at the time it becomes effective under the Securities Act, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein not misleading, and (B) the Proxy Statement will, on the date it is first mailed to Company stockholders or at the time of the Company Stockholders Meeting, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading. The Proxy Statement will comply as to form in all material respects with the requirements of the Exchange
Act and the Securities Act and the rules and regulations of the SEC thereunder.

              (ii) Notwithstanding the foregoing provisions of this Section 3.2(f), no representation or warranty is made by Company with respect to statements made or incorporated by reference in the Form S-4 or the Proxy Statement based on information supplied by Purchaser or Merger Sub.

          (g) Board Approval. The Board of Directors of Company, by resolutions duly adopted by vote of those voting at a meeting duly called and held and not subsequently rescinded or modified in any way (the
"Company Board Approval"), has duly (i) determined that this Agreement and the Merger are advisable, fair to and in the best interests of Company and its stockholders, and (ii) approved this Agreement, the Merger, the Certificate of Incorporation Amendment and, for the purposes of Section 203 of the DGCL, the Voting and Lockup Agreement referred to in the fifth Whereas clause hereof.
No state takeover statute or other similar statute is applicable to the Merger or the other transactions contemplated hereby.

          (h) Vote Required. The affirmative vote of the holders of a majority of the outstanding shares of Company Common Stock to approve the Merger and the affirmative vote of a majority of the outstanding shares of Company Common Stock to approve the Certificate of Incorporation Amendment (the "Required Company
Vote") is the only vote of the holders of any class or series of Company capital stock necessary to adopt this Agreement and approve the Merger and the other transactions contemplated hereby.

          (i)  Litigation, Compliance with Laws.

               (i) Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, there is no suit, action, investigation or proceeding pending or, to the Knowledge of Company, threatened, against or affecting Company or any Subsidiary of Company having, or which would reasonably be expected to have, a Material Adverse Effect on Company, nor is there any judgment, decree, injunction, rule or order of any Governmental Entity or arbitrator outstanding against Company or any Subsidiary of Company having, or which reasonably would be expected to have, a Material Adverse Effect on Company.

              (ii) Except as disclosed in the Company SEC Reports filed prior to the date of the Agreement and except as would not reasonably be expected to have a Material Adverse Effect on Company, Company and its Subsidiaries hold all permits, licenses, variances, exemptions, orders and approvals of all Governmental Entities necessary for the operation of the businesses of Company and its Subsidiaries, taken as a whole (the "Company Permits"). Company and its Subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply would not reasonably be expected to have a Material Adverse Effect on Company. Except as disclosed in the Company SEC Reports filed prior to the date of this Agreement, the businesses of Company and its Subsidiaries are not being conducted in violation of, and Company has not received any notices of violations with respect to, any law, ordinance or regulation of any Governmental Entity, except for possible violations which would not reasonably be expected to have a Material Adverse Effect on Company.

             (iii) Company is in compliance in all material respects with all rules and regulations of the BCBSA.

          (j) Absence of Certain Changes or Events. Except for liabilities incurred in connection with this Agreement or the transactions contemplated hereby and except as disclosed in the Company SEC
Reports filed prior to the date of this Agreement, since December
31, 2000, Company and its Subsidiaries have conducted their business only in the ordinary course and there has not been (i) any change, circumstance or event which has had, or would reasonably be expected to have, a Material Adverse Effect on Company or (ii) any action taken by Company or any of its Subsidiaries during the period from December 31, 2000 through the date of this Agreement that, if taken during the period from the date of this Agreement through the Effective Time, would have constituted a breach of Section 4.1.

          (k) Environmental Matters. Except as would not reasonably be expected to have a Material Adverse Effect on Company, (i) the operations of Company and its Subsidiaries have been and are in compliance with all applicable Environmental Laws and with all Environmental Permits, (ii) there are no pending or, to the Knowledge of Company, threatened, actions, suits, claims, investigations or other proceedings under or pursuant to Environmental Laws against Company or its Subsidiaries or, to the Knowledge of Company, involving any real property currently or formerly owned, operated or leased by Company or its Subsidiaries, (iii) Company and its Subsidiaries are not subject to any Environmental Liabilities and, to the Knowledge of Company, no facts, circumstances or conditions relating to, arising from, associated with or attributable to any real property currently or formerly owned, operated or leased by Company or its Subsidiaries or operations thereon would reasonably be expected to result in Environmental Liabilities,
(iv) all real property owned and all real property operated or leased by Company or its Subsidiaries is free of Hazardous
Materials in conditions and concentrations that would reasonably be expected to have an adverse effect on human health or the environment and none of Company or any of its Subsidiaries has disposed of any Hazardous Materials on or about such premises,
(v) no release, discharge, spillage or disposal of any Hazardous Material and no soil, water or air contamination by any Hazardous Material has occurred or is occurring in, from or on such premises the result of which would have a Material Adverse Effect on Company, and (vi) Company has provided to Purchaser all Environmental Reports prepared or dated since January 1, 1991, and any prior material Environmental Reports in the possession or control of Company or any of its Subsidiaries.

          As used in this Agreement, "Environmental Laws" means any and all laws, rules, orders, regulations, statutes, ordinances, guidelines, codes, decrees, or other legally enforceable requirements (including, without limitation, common law) of any international authority, foreign government, the United States, or any state, local, municipal or other Governmental Entity, regulating, relating to or imposing liability or standards of conduct concerning protection of the environment or of human health, including without limitation the Comprehensive Environmental Response, Compensation and Liability Act, 42 U.S.C. 9601 et seq., the Hazardous Materials Transportation Act, 49 U.S.C. 1801 et seq., the Resource Conservation and Recovery Act, 42 U.S.C. 6901 et seq., the
Clean Water Act, 33 U.S.C. 1251 et seq., the Clean Air Act, 42 U.S.C. 7401 et seq., the Toxic Substances Control Act, 15
U.S.C. 2601 et seq., the Federal Insecticide, Fungicide and Rodenticide Act, 7 U.S.C., 136 et seq. and the Oil Pollution
Act of 1990, 33 U.S.C. 2701 et seq., as such laws have been amended or supplemented, and the regulations promulgated pursuant thereto, and all analogous state or local statutes. As used in this Agreement, "Environmental Liabilities" with respect to any person means any and all liabilities of or relating to such person or any of its Subsidiaries (including any entity which is, in whole or in part, a predecessor of such person or any of such Subsidiaries), whether vested or unvested, contingent or fixed, actual or potential, known or unknown, which (i) arise under applicable Environmental Laws or with respect to Hazardous Materials, and (ii) relate to actions occurring or conditions existing, on or prior to the Closing Date. As used in this Agreement, "Environmental Permits" means any and all permits, consents, licenses, approvals, registrations, notifications, exemptions and any other authorization required under any applicable Environmental Law. As used in this Agreement, "Environmental Report" means any report, study, assessment, audit, or other similar document that addresses any issue of noncompliance with, or liability under, any Environmental Law that may affect Company or any of its Subsidiaries. As used in this Agreement, "Hazardous Materials" means any gasoline or petroleum (including crude oil or any fraction thereof) or petroleum products, polychlorinated biphenyls, urea-formaldehyde insulation, asbestos, pollutants, contaminants, radioactivity, and any other substances of any kind, whether or not any such substance is defined as hazardous or toxic under any Environmental Law, that is regulated pursuant to or could give rise to liability under any applicable Environmental Law.

          (l) Intellectual Property. Except as would not reasonably be expected to have a Material Adverse Effect on Company, (a)
Company and each of its Subsidiaries owns, or is licensed to use
(in each case, free and clear of any Liens), all Intellectual
Property used in or necessary for the conduct of its business as currently conducted; (b) to the Knowledge of Company, the use of any Intellectual Property by Company and its Subsidiaries does not infringe on or otherwise violate the rights of any Person and is in accordance with any applicable license pursuant to which Company or any Subsidiary acquired the right to use any Intellectual Property; (c) to the Knowledge of Company, no Person is challenging or infringing on or otherwise violating any right of Company or any of its Subsidiaries with respect to any Intellectual Property owned by or licensed to Company or its Subsidiaries; and (d) neither Company nor any of its Subsidiaries has received any written notice of any pending claim with respect to any Intellectual Property used by Company and its Subsidiaries and to the Knowledge of Company no Intellectual Property owned or licensed by Company or its Subsidiaries is being used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of such Intellectual Property.

          For purposes of this Agreement, "Intellectual Property" shall mean trademarks, service marks, brand names, certification marks, trade dress and other indications of origin, the goodwill associated with the foregoing and registrations in any jurisdiction of, and applications in any jurisdiction to register, the foregoing, including any extension, modification or renewal of any such registration or application; inventions, discoveries and ideas, whether patentable or not, in any jurisdiction; patents, applications for patents (including, without limitation, divisions, continuations, continued prosecution applications, continuations in part and renewal applications), and any renewals, extensions or reissues thereof, in any jurisdiction; know-how, trade secrets and confidential information and rights in any jurisdiction to limit the use or disclosure thereof by any person; writings and other works, whether copyrightable or not, in any jurisdiction; registrations or applications for registration of copyrights in any jurisdiction, and any renewals or extensions thereof; and any similar intellectual property or proprietary rights.

          (m) Brokers or Finders. No agent, broker, investment banker, financial advisor or other firm or Person is or will be entitled to any broker's or finder's fee or any other similar commission or fee in connection with any of the transactions contemplated by this Agreement, based upon arrangements made by or on behalf of Company, except UBS Warburg LLC (the "Company Financial
Advisor"), whose fees and expenses will be paid by Company in accordance with Company's agreements with such firm, copies of which have been provided to Purchaser.

          (n) Taxes. Company and each of its Subsidiaries (i) have prepared in good faith and duly and timely filed (taking into account any extension of time within which to file) all material Tax Returns (as defined below) required to be filed by any of them and all such filed Tax Returns are complete and accurate in all material respects; (ii) have paid all Taxes that are shown as due and payable on such filed Tax Returns or that Company or any of its Subsidiaries are obligated to pay without the filing of a Tax Return; (iii) have paid all other assessments received to date in respect of Taxes other than those being contested in good faith for which provision has been made in accordance with GAAP on the most recent balance sheet included in Company's Annual Report on Form 10-K for the year ended December 31, 2000; (iv) have withheld from amounts owing to any employee, creditor or other Person all Taxes required by law to be withheld and have paid over to the proper governmental authority in a timely manner all such withheld amounts to the extent due and payable; (v) have not waived any applicable statute of limitations with respect to United States federal or state income or franchise Taxes and have not otherwise agreed to any extension of time with respect to a United States federal or state income or franchise Tax assessment or deficiency; (vi) have never been members of any consolidated group for income tax purposes other than the consolidated group of which Company is the common parent (or in which Company's former parent corporation was the common parent); and (vii) are not parties to any tax sharing agreement or arrangement other than with each other. No liens for Taxes exist with respect to any of the assets or properties of Company or its Subsidiaries, except for statutory liens for Taxes not yet due or payable or that are being contested in good faith. Company has made available to Purchaser true and correct copies of the United
States federal income Tax Returns filed by Company and its Subsidiaries for each of the years ended December 31, 1998 and 1999. There is no contract or agreement, plan or arrangement by Company or its Subsidiaries covering any person that, individually or collectively, could give rise to the payment of any amount that would not be deductible by Company or its Subsidiaries by reason of Section 280G of the Code or would constitute compensation in excess of the limitation set forth in
Section 162(m) of the Code. There are not being conducted or, to the Knowledge of Company, threatened in writing any material audits, examinations, investigations, litigation, or other proceedings in respect of Taxes of Company or any Subsidiary. Company's former parent corporation received a letter ruling (200109039) (the "Letter Ruling") from the Internal Revenue
Service (dated December 4, 2000) holding that no gain or loss would be recognized on its conversion to a for-profit stock corporation. The Company and its Subsidiaries have not taken, or failed to take, any actions that could adversely affect the holdings of the Letter Ruling or conflict with any representations made in connection therewith. Neither the Merger nor the other transactions contemplated hereby could adversely affect the holdings of the Letter Ruling or conflict with any representations made in connection therewith. None of Company or its Subsidiaries has been a party to a Section 355 transaction that could give rise to a Tax liability pursuant to Section
355(e) of the Code.

          As used in this Agreement, (1) the term "Tax" (including, with correlative meaning, the terms "Taxes" and "Taxable") means all federal, state, local and foreign income, profits, premium, franchise, gross receipts, environmental, customs duty, capital stock, severance, stamp, payroll, sales, employment, unemployment, disability, use, property, withholding, excise, production, value added, occupancy and other taxes, duties or governmental levies of any nature whatsoever, together with all interest, penalties and additions imposed with respect to such amounts or filing requirements and any interest in respect of such penalties and additions, and (ii) the term "Tax Return" means all returns and reports (including elections, declarations, disclosures, schedules, estimates, information returns, claim for refund, and amended returns) relating to Taxes.

          (o) Certain Contracts. (i) The Company Disclosure Schedule lists, as of the date hereof, each of the the following contracts, agreements or arrangements to which Company or any of its Subsidiaries is a party or by which it is bound: (i) any "material contract" (as such term is defined in Item 601(b)(10) of Regulation S-K of the SEC), (ii) the ten largest provider and the ten largest customer contracts measured in terms of payments to or receipts from Company and its Subsidiaries, (iii) any contract that involves annual premiums, premium equivalents or payments greater than $5 million and that, by its terms, does not terminate within one year after the date of such contract and is not cancelable during such period without penalty or without payment (other than customer agreements that are not terminable within one year solely as a result of Health Insurance
Portability and Accountability Act of 1996 ("HIPAA") or other statutory or regulatory requirements), (iv) promissory notes, loans, agreements, indentures, evidences of indebtedness or other instruments providing for the lending of money, whether as borrower, lender or guarantor in amounts greater than $500,000 (excluding trade payables or receivables arising in the ordinary course of business), (v) any contract or other agreement restricting the payment of dividends or the repurchase of stock or other equity, (vi) employment agreements, (vii) change in control or similar arrangements with any officers, employees or agents of Company or any of its Subsidiaries that will result in any obligation (absolute or contingent) to make any payment to any officers, employees or agents of Company or any of its Subsidiaries following either the consummation of the transactions contemplated hereby, termination of employment, or both, (viii) labor contracts, (ix) joint venture, partnership agreements or other similar agreements, (x) any contract for the pending acquisition, directly or indirectly (by merger or otherwise), of any entity or business, (xi) any contract, agreement or policy for reinsurance, (xii) any contract or agreement that is material to the business, assets or condition (financial or otherwise) of the Company and its Subsidiaries taken as a whole, or (xiii) any non-competition agreement or any other agreement or arrangement that limits or otherwise restricts Company or any of its Subsidiaries or any successor thereto or that would, after the Effective Time, limit or restrict Purchaser or any of its affiliates (including the Surviving Corporation) or any successor thereto, from engaging or competing in any line of business or in any geographic area (other than exclusivity provisions or arrangements with providers of healthcare services) (collectively, the "Material Contracts").

               (ii) Neither Company nor any of its Subsidiaries is, or has received any notice or has any Knowledge that any other party is, in default (or would be in default but for the lapse of time or the giving of notice or both) in any respect under any such Material Contract, except for those defaults which could not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect on Company.

          (p)  Employee Benefit Plans.

               (i) Section 3.2(p)(i) of the Company Disclosure Schedule contains a true and complete list of each Benefit Plan, stock purchase, stock option, severance, employment, change-in-control, fringe benefit, collective bargaining, bonus, incentive, deferred compensation and all other employee benefit plans, agreements, programs, policies or other arrangements, whether or not subject to ERISA, whether formal or informal, oral or written, legally binding or not under which any employee or former employee of Company or any of its Subsidiaries has any present or future right to benefits or under which Company or any of its Subsidiaries has any present or future liability. All such plans, agreements, programs, policies and arrangements shall be collectively referred to as the "Company Plans"; provided, however, that for purposes of this Section 3.2(p), the terms
Benefit Plans and Company Plans shall not include any benefit plans, agreements, policies, programs or arrangements sold or marketed by Company or its Subsidiaries.

              (ii) With respect to each Company Plan, Company has delivered or made available to Purchaser a current, accurate and complete copy
(or, to the extent no such copy exists, an accurate description) thereof and, to the extent applicable, (A) any related trust agreement, annuity contract or other funding instrument; (B) the most recent determination letter; (C) any summary plan description and other written communications (or a description of any oral communications) by Company or any of its Subsidiaries to its employees concerning the extent of the benefits provided under a Company Plan; and (D) for the three most recent years:
(1) the Form 5500 and attached schedules; (II) audited financial statements; (III) actuarial valuation reports; and (IV) attorney responses to auditors' requests for information.

             (iii) (A) Each Company Plan has been established and administered in accordance with its terms, and in material compliance with the applicable provisions of ERISA, the Code and other applicable laws, rules and regulations and if intended to be qualified within the meaning of Section 401(a) of the Code is so qualified; (B) with respect to any Company Plan, no actions, suits or claims (other than routine claims for benefits in the ordinary course) are pending or, to the Knowledge of Company threatened; (C) neither Company nor any other party has engaged in a prohibited transaction, as such term is defined under
Section 4975 of the Code or Section 406 of ERISA, which would subject Company, the Surviving Corporation or any of their Subsidiaries to any taxes, penalties or other liabilities under
Section 4975 of the Code or Section 409 or 502(i) of ERISA and Company has no other liability under the Code with respect to any Company Plan, including liability under any other provision of Chapter 43 of the Code; (D) no Plan provides for an increase in benefits on or after the Closing Date; and (E) each Company Plan may be amended or terminated without additional obligation or liability as a result of such termination or amendment (other than those obligations and liabilities which have accrued as of the time immediately prior to such termination or amendment in accordance with the terms of such Company Plan).

              (iv) Neither Company nor any member of its Controlled Group has ever maintained, sponsored, administered or contributed to an employee benefit plan subject to Title IV of ERISA, a multiemployer plan (within the meaning of Section 4001(a)(3) of ERISA) or a welfare benefit plan that provide coverage or benefits to former employees (other than benefit continuation rights under the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended).

               (v) No Company Plan exists which could result in the payment to any employee of Company or any of its Subsidiaries of any money or other property or rights or accelerate or provide any other rights or benefits to any such employee as a result of the transactions contemplated by this Agreement.

              (vi) To the Knowledge of Company, all individuals who are or have been eligible to participate in the Company Plans based upon the eligibility provisions set forth therein or under applicable law have been provided with a timely opportunity to participate.

          (q) Labor Matters. (1) Neither Company nor any of its Subsidiaries is a party to, or bound by, any collective bargaining agreement, contract or other agreement or understanding with a labor union or labor organization (other than contracts or other agreements or understandings with labor unions or labor organizations in connection with products and services offered and sold to such unions and organizations by Company or its Subsidiaries); (2) neither Company nor any of its Subsidiaries is the subject of any proceeding asserting that it or any Subsidiary has committed an unfair labor practice or sex, age, race or other discrimination or seeking to compel it to bargain with any labor organization as to wages or conditions of employment; (3) there are no current or threatened organizational activities or demands for recognition by a labor organization seeking to represent employees of Company or any Subsidiary, or labor strike and no such activities have occurred during the past 24 months; (4) no grievance, arbitration, complaint or investigation relating to labor or employment matters is pending or, to the Knowledge of Company, threatened against Company or any of its Subsidiaries which, individually or in the aggregate, could reasonably be expected to have a Material Adverse Effect with respect to Company; (5) Company and each Subsidiary is in compliance with all applicable laws (domestic and foreign), agreements, contracts, and policies relating to employment, employment practices, wages, hours, and terms and conditions of employment except for failures so to comply, if any, that individually or in the aggregate could not reasonably be expected to have a Material Adverse Effect with respect to Company; (6) Company has complied in all material respects with its payment obligations to all employees of Company and its Subsidiaries in respect of all wages, salaries, commissions, bonuses, benefits and other compensation due and payable to such employees under any Company policy, practice, agreement, plan, program or any statute or other law; (7) Company is not liable for any severance pay or other payments to any employee or former employee arising from the termination of employment under any benefit or severance policy, practice, agreement, plan, or program of Company, nor will Company have any liability which exists or arises, or may be deemed to exist or arise, under any applicable law or otherwise, as a result of or in connection with the transactions contemplated hereunder or as a result of the termination by Company of any persons employed by Company or any of its Subsidiaries on or prior to the Effective Time of the Merger except as required by Code Section 4980B; and (8) Company is in compliance with its obligations pursuant to the Worker Adjustment and Retraining Notification Act of 1988 ("WARN") and part 6 and 7 of Title I of ERISA, to the extent applicable, and all other employee notification and bargaining obligations arising under any collective bargaining agreement or statute.

          (r) Affiliate Transactions. Except as disclosed in the Company SEC Reports, there are no contracts, commitments, agreements, arrangements or other transactions between Company or any of its Subsidiaries, on the one hand, and any (i) officer or director of Company or any of its Subsidiaries, (ii) record or beneficial owner of five percent or more of the voting securities of Company or (iii) affiliate (as such term is defined in Rule 12b-2 promulgated under the Exchange Act) of any such officer, director or beneficial owner, on the other hand.

          (s) Statutory Financial Statements. Except as otherwise set forth therein, the annual statements and the quarterly statements filed by Company or any of its Subsidiaries with the Missouri Department of Insurance ("DOI") for the years ended December 31, 1999 and 2000, for the quarterly period ended June 30, 2001 and for each quarterly period ending after June 30, 2001 and prior to the Closing Date (the "DOI Filings") and the statutory balance sheets and income statements included in such DOI Filings fairly present in all material respects the statutory financial condition and results of operations of Company or such Subsidiaries, as applicable, as of the date and for the periods indicated therein and have been prepared in accordance with applicable statutory accounting principles consistently applied throughout the periods indicated, except as may be reflected in the notes thereto and subject to the absence of notes required by statutory accounting principles and to normal year-end adjustments.

          (t) Insurance. Company has provided or made available to Purchaser true, correct and complete copies of all policies of insurance to which Company is a party or is a beneficiary or named insured. Company maintains insurance coverage with reputable insurers in such amounts and covering such risks as are in accordance with normal industry practice for companies engaged in businesses similar to that of Company (taking into account the cost and availability of such insurance).

          (u) Opinion of Company Financial Advisor. The Board of Directors of Company has received the opinion of the Company Financial Advisor, dated the date of this Agreement, to the effect that, as of such date, the Merger Consideration is fair, from a financial point of view, to the holders of Company Common Stock (other than Purchaser and its affiliates), a copy of which opinion will promptly be made available to Purchaser after receipt by Company.

          3.3. Representations and Warranties of Purchaser and Merger Sub. Purchaser and Merger Sub represent and warrant to Company as follows:

          (a) Organization. Merger Sub is a corporation duly incorporated, validly existing and in good standing under the laws of Delaware and Merger Sub is a direct wholly-owned subsidiary of Purchaser.

          (b) Corporate Authorization. Merger Sub has all requisite corporate power and authority to enter into this Agreement and to consummate the transactions contemplated hereby. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger Sub of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of Merger Sub. Purchaser, in its capacity as sole stockholder of Merger Sub, has adopted this Agreement and approved the Merger and the other transactions contemplated hereby as required by the DGCL. This Agreement has been duly executed and delivered by Merger Sub and, assuming that this Agreement constitutes the valid and binding agreement of Company, constitutes a valid and binding agreement of Merger Sub, enforceable against it in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors generally or by general equity principles (regardless of whether such enforceability is considered in a proceeding in equity or at law) or by an implied covenant of good faith and fair dealing.

          (c) Non-Contravention. The execution, delivery and performance by Merger Sub of this Agreement and the consummation by Merger
Sub of the transactions contemplated hereby do not and will not contravene or conflict with the certificate of incorporation or by-laws of Merger Sub.

          (d) No Business Activities. Merger Sub has not conducted any activities other than in connection with the organization of Merger Sub, the negotiation and execution of this Agreement and the consummation of the transactions contemplated hereby. Merger
Sub has no Subsidiaries.

                           ARTICLE IV
            COVENANTS RELATING TO CONDUCT OF BUSINESS

          4.1. Conduct of Business of Company Pending the Merger. Company covenants and agrees that, during the period from the date hereof to the Effective Time and except as otherwise agreed to in writing by Purchaser, the businesses of Company and its Subsidiaries shall be conducted only in, and Company and its Subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice and in compliance with applicable laws; and Company and its Subsidiaries shall each use its commercially reasonable efforts to preserve substantially intact the business organization of Company and its Subsidiaries, to keep available the services of the present officers, employees and consultants of Company and its Subsidiaries and to preserve the present relationships of Company and its Subsidiaries with such of the customers, suppliers, licensors, licensees, or distributors with which Company or any of its Subsidiaries has significant business relations. By way of amplification and not limitation, neither
Company nor any of its Subsidiaries shall, between the date of this Agreement and the Effective Time, except as set forth in
Section 4.1 of the Company Disclosure Schedule, directly or indirectly do, or propose or commit to do, any of the following:

               (a) Except for the Certificate of Incorporation Amendment, amend its certificate of incorporation or by-laws or, equivalent organizational documents;

               (b) Issue, deliver, sell, pledge, dispose of or encumber, or authorize or commit to the issuance, sale, pledge, disposition or encumbrance of, (A) any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including but not limited to stock appreciation rights or phantom stock), of Company or any of its Subsidiaries (except for the issuance of securities issuable pursuant to options outstanding as of the date hereof under any Benefit Plans), except for the issuance of options to officers and employees (which issuance shall be in the ordinary course of business in accordance with past practices) to purchase up to 160,000 shares of Company Common Stock under the Company Stock
Option Plans;

               (c) Declare, set aside, make or pay any dividend or other distribution, payable in cash, stock, property or otherwise, with respect to any of its capital stock;

               (d) Reclassify, combine, split, subdivide or redeem, purchase or otherwise acquire, directly or indirectly, any of its capital stock;

               (e) Acquire (by merger, consolidation or acquisition of stock or assets) any corporation, partnership or other business organization or division or line of business;

               (f) Modify its current investment policies or investment practices in any material respect except to accommodate changes in applicable law;

               (g) Transfer, lease, mortgage, or otherwise dispose of or subject to any lien any of its assets, including capital stock of Subsidiaries, with a fair market value in excess of $5 million individually or $10 million in the aggregate (except (i) by incurring Permitted Liens; (ii) in the ordinary course of business consistent with past practice; and (iii) equipment and property no longer used in the operation of Company's business);

               (h) Incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee or endorse, or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans, advances or capital contributions to, or investments in, any other person in excess of $5 million individually or $10 million in the aggregate;

               (i) Enter into or amend any Material Contract, any other contract or agreement (with "other contract or agreement" being defined for purposes of this subsection as a contract or agreement which involves Company incurring a liability in excess of $1 million individually or $10 million in the aggregate and which is not terminable by Company without penalty upon one year or less notice (other than (x) contracts or amendments issued or entered into in the ordinary course of business with customers or providers of Company or its Subsidiaries using Company's or any of its Subsidiary's standard templates, as the same may be amended with non-material changes made for other customers or providers or for purposes of compliance with laws or accreditation requirements and (y) customer agreements that are not terminable within one year solely as a result of HIPAA or other statutory or regulatory requirements)) or agreement with an affiliate of Company;

               (j) Except to the extent required under this Agreement or pursuant to applicable law, increase the compensation or fringe benefits of any of its directors, officers or employees, except for increases in salary or wages of officers and employees of Company or its Subsidiaries in the ordinary course of business in accordance with past practice, or grant any severance or termination pay not currently required to be paid under existing severance plans or enter into, or amend, any employment, consulting or severance agreement or arrangement with any present or former director, officer or other employee of Company or any of its Subsidiaries, or establish, adopt, enter into or amend or terminate any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, welfare, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any directors, officers or employees;

               (k) Except as may be required as a result of a change in law or in generally accepted accounting or actuarial principles, make any change to the accounting practices or principles or reserving or underwriting practices or principles used by it;

               (l) Take, or permit any of its Subsidiaries to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

               (m) Settle or compromise any pending or threatened suit, action or claim in excess of $500,000;

               (n) Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Company or any of its Subsidiaries;

               (o) Effectuate a "plant closing" or "mass layoff", as those terms are defined in WARN, affecting in whole or in part any site of employment, facility, operating unit or employee of Company or any of its Subsidiaries;

               (p) Fail to maintain in full force and effect the existing insurance policies covering Company or its Subsidiaries or their respective properties, assets and businesses or comparable replacement policies to the extent available for a cost not exceeding 150% of the current cost of such policy;

               (q) Authorize or make capital expenditures which are, in the aggregate, in excess of $10 million for Company and its Subsidiaries taken as a whole;

               (r) Expand its marketing efforts beyond those states in which its products are offered as of the date of this Agreement;

               (s) Make any Tax election or settle or compromise any material federal, state, local or foreign Tax liability, change any annual tax accounting period, change any method of Tax accounting, enter into any closing agreement relating to any Tax, surrender any right to claim a Tax refund, or consent to any extension or waiver of the limitations period applicable to any Tax claim or assessment;

               (t) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections
4.1(a) through 4.1(s) or any action which would result in any of the conditions set forth in Article VI not being satisfied or materially delay the Closing.

          4.2. Conduct of Business of Purchaser Pending the Merger. Purchaser shall not, between the date of this Agreement and the Effective Time, except as set forth in Section
4.2 of the Purchaser Disclosure Schedule, directly or indirectly do, or propose or commit to do, any of the following:

               (a) Amend its certificate of incorporation or by-laws or equivalent organizational documents in a manner adverse to Company or its stockholders;

               (b) Take, or permit any of its Subsidiaries to take, any action that would prevent the Merger from qualifying as a reorganization within the meaning of Section 368(a) of the Code;

               (c) Declare, set aside, make or pay any dividend or other distribution (other than a share repurchase in accordance with Purchaser's share repurchase program), payable in cash, stock, property or otherwise, with respect to any of its capital stock;

               (d) Adopt a plan of complete or partial liquidation, dissolution, restructuring, recapitalization or other reorganization of Purchaser; or

               (e) Take, or offer or propose to take, or agree to take in writing or otherwise, any of the actions described in Sections
4.2(a) through (d) or any action which would result in any of the conditions set forth in Article VI not being satisfied or materially delay the Closing.

          4.3.    Governmental Filings.  Each of Purchaser and Company shall
(a) confer on a regular and frequent basis with the other and (b) report (to the extent permitted by law or regulation or any applicable confidentiality agreement) on operational matters. Company and Purchaser shall file all reports required to be filed by each of them with the SEC (and all other Governmental Entities) between the date of this Agreement and the Effective Time and each of Purchaser (to the extent any report, announcement and publication relates to this Agreement and the Merger or materially impacts the Merger) and Company shall (to the extent permitted by law or regulation or any applicable confidentiality agreement) deliver to the other party copies of all such reports, announcements and publications promptly after the same are filed.


                            ARTICLE V
                      ADDITIONAL AGREEMENTS

          5.1. Preparation of Form S-4 and the Proxy Statement; Stockholders Meeting. (a) Promptly following the date of this Agreement, Company and Purchaser shall prepare and Company shall file with the SEC the Proxy Statement, and Purchaser shall prepare and file with the SEC the Form S-4, in which the Proxy Statement will be included as a prospectus. Each of Company and Purchaser shall use its reasonable best efforts to have the Form S-4 declared effective under the Securities Act as promptly as practicable after such filing. Company will use its reasonable best efforts to cause the Proxy Statement to be mailed to its stockholders as promptly as practicable after the Form S-4 is declared effective under the Securities Act. Purchaser shall also take any action
(other than qualifying to do business in any jurisdiction in which it is not now so qualified) required to be taken under any applicable state securities law in connection with the issuance of Purchaser Common Stock in connection with the Merger, and Company shall furnish all information concerning Company and the holders of Company Common Stock and rights to acquire Company
Common Stock pursuant to the Company Stock Option Plans as may be reasonably required in connection with any such action. Each of Purchaser and Company shall furnish all information concerning itself to the other as may be reasonably requested in connection with any such action and the preparation, filing and distribution of the Form S-4 and the preparation, filing and distribution of the Proxy Statement. Company, Purchaser and Merger Sub each agree to correct any information provided by it for use in the Form S-4 or the Proxy Statement that shall have become false or misleading.

          (b) Company, acting through its Board of Directors, shall, subject to and in accordance with its certificate of incorporation and by-laws, promptly and duly call, give notice of, convene and hold as soon as practicable following the date upon which the Form S-4 becomes effective a meeting of the holders of Company Common Stock (the "Company Stockholders
Meeting") for the purpose of voting to approve and adopt this Agreement and the transactions contemplated hereby and an amendment or repeal of the ownership limitations included in its certificate of incorporation so as to permit the consummation of the transactions contemplated hereby (the "Certificate of Incorporation Amendment"), and (i) except as otherwise provided herein, recommend approval and adoption of this Agreement and the transactions contemplated hereby and the Certificate of Incorporation Amendment by the stockholders of Company and include in the Proxy Statement such recommendation and (ii) use its reasonable efforts to solicit and obtain such approval. The
Board of Directors of Company shall not withhold, withdraw, amend or modify in a manner adverse to Purchaser its recommendation referred to in clause (i) of the preceding sentence (or announce publicly its intention to do so), except that such Board of Directors shall be permitted to withhold, withdraw, amend or modify its recommendation (or publicly announce its intention to do so) if such Board of Directors determines in good faith, after consultation with its outside legal counsel, that its failure to withhold, withdraw, amend or modify its recommendation is, or is reasonably likely to be, inconsistent with its fiduciary duties in accordance with Delaware law. The parties hereto understand and agree that, notwithstanding the foregoing, a communication by the Board of Directors of Company to Company's stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any similar type of communication to Company's stockholders in connection with the the making or amendment of a tender offer or exchange offer, shall not be deemed to constitute a breach of Company's obligations under this Section 5.1(b).

          (c) Company will cause its transfer agent to make stock transfer records relating to Company available to the extent reasonably necessary to effectuate the intent of this Agreement.

          5.2. Accountant's Letters. (a) Purchaser shall use reasonable best efforts to cause to be delivered to Company a letter from Purchaser's independent public accountants, dated the date on which the Form
S-4 shall become effective, addressed to Purchaser, in form and substance reasonably satisfactory to Company and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

          (b) Company shall use reasonable best efforts to cause to be delivered to Purchaser a letter from Company's independent public accountants, dated the date on which the Form S-4 shall become effective, addressed to Company and Purchaser, in form and substance reasonably satisfactory to Purchaser and customary in scope and substance for comfort letters delivered by independent public accountants in connection with registration statements similar to the Form S-4.

          5.3. Access to Information. Upon reasonable notice, each party shall (and shall cause its Subsidiaries to) afford to the officers, employees, accountants, counsel, financial advisors and other representatives of the other party reasonable access during normal business hours, during the period prior to the Effective
Time, to such of its properties, books, contracts, commitments, records, officers and employees as the other party may reasonably request and, during such period, such party shall (and shall cause its Subsidiaries to) furnish promptly to the other party
(a) a copy of each report, schedule, registration statement and other document filed, published, announced or received by it during such period pursuant to the requirements of Federal or state securities laws, as applicable (other than documents which such party is not permitted to disclose under applicable law), and (b) consistent with its legal obligations, all other information concerning it and its business, properties and personnel as such other party may reasonably request; provided, however, that either party may restrict the foregoing access to the extent that any law, treaty, rule or regulation of any Governmental Entity applicable to such party requires such party or its Subsidiaries to restrict access to any properties or information. The parties will hold any such information which is non-public in confidence to the extent required by, and in accordance with, the provisions of the confidentiality agreement dated August 30, 2001 between Company and Purchaser (the
"Confidentiality Agreement"). Any investigation by Purchaser or
Company shall not affect the representations and warranties of Company or Purchaser, as the case may be.

          5.4. Reasonable Best Efforts. (a) Subject to the terms and conditions of this Agreement, each party will use its reasonable best efforts to prepare and file as promptly as practicable all documentation to effect all necessary applications, notices, petitions, filings, tax ruling requests and other documents and to obtain as promptly as practicable all consents, waivers, licenses, orders, registrations, approvals, permits, tax rulings and authorizations necessary or advisable to be obtained from any third party and/or any Governmental Entity in order to consummate the Merger or any of the other transactions contemplated by this Agreement. Upon the terms and subject to the conditions hereof, each party will use its reasonable best efforts to take, or cause to be taken, all actions to do, or cause to be done, all things reasonably necessary to satisfy the conditions to Closing set forth herein and to consummate the transactions contemplated hereby.

          (b) In furtherance and not in limitation of the foregoing, each party hereto agrees to make an appropriate filing of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby as promptly as practicable after the date hereof and to supply as promptly as practicable any additional information and documentary material that may be requested pursuant to the HSR Act. Each of Purchaser and Company shall cooperate in all respects with each other in connection with any filing or submission and in connection with any investigation or other inquiry.

          (c) In furtherance and not in limitation of the foregoing, the parties agree that Purchaser shall make such filings as are required in connection with this Agreement and the transactions contemplated hereby on its behalf, including the "Form A" regulatory filings to be made with the DOI and shall coordinate the conduct of the hearing or hearings before the DOI in connection with such filings. Company and Purchaser will reasonably cooperate with regard to the content of the filings referred to in the first sentence of this Section 5.4(c). Company and Purchaser, as the case may be, shall submit all such filings and hearing testimony, witness lists and other similar materials relating to hearing to the other for its review prior to filing.

          5.5. No Solicitation of Transactions. Company agrees that neither it nor any of its Subsidiaries nor any of the officers and directors of it or its Subsidiaries shall, and that it shall direct and cause its and its Subsidiaries' employees, agents and representatives
(including any investment banker, attorney or accountant retained by it or any of its Subsidiaries) not to, directly or indirectly,
(A) initiate or solicit or knowingly encourage or facilitate
(including by way of furnishing information) any inquiries or the making of any proposal or offer with respect to an Alternative
Transaction (as defined in Section 8.11), (B) have any discussion with or provide any confidential information or data to any Person relating to an Alternative Transaction or engage in any negotiations concerning an Alternative Transaction.
Notwithstanding the foregoing, Company or its Board of Directors shall be permitted to (A) to the extent applicable, comply with Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act with regard to a proposal or offer for an Alternative Transaction; (B) make any disclosure required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange; or (C) engage in any discussions or negotiations with, or provide any information to, any Person in response to an unsolicited bona fide written proposal or offer for an Alternative Transaction by any such Person, if and only to the extent that, in the case of the actions referred to in clause
(C), (i) the Board of Directors of Company concludes in good faith, after consultation with its outside legal counsel, that the failure to provide such information or engage in such negotiations or discussions is or is reasonably likely to be inconsistent with the directors' fiduciary duties in accordance with Delaware law, (ii) prior to providing any information or data to any Person in connection with a proposal or offer for an Alternative Transaction by any such Person, the Board of Directors of Company receives from such Person an executed confidentiality agreement containing terms and provisions at least as restrictive as those contained in the Confidentiality
Agreement (which shall not preclude discussions or negotiations relating to the proposal or offer from such Person) and (iii) prior to providing any information or data to any Person or entering into discussions or negotiations with any Person, the Board of Directors of Company notifies Purchaser promptly of such inquiries, proposals or offers received by, or any such discussions or negotiations sought to be initiated or continued with, any of its representatives indicating the name of such Person and providing to Purchaser a copy of such written proposal or offer for an Alternative Transaction. Company agrees that it will keep Purchaser informed, on a prompt basis, of the status and terms of any such proposals or offers and the status of any such discussions or negotiations and that it will deliver to Purchaser copies of (or, if oral, summaries of) any changes to any proposals or offers. Company agrees that it will immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted heretofore with respect to any Alternative Transaction or similar transaction or arrangement and will not waive any rights under any standstill or confidentiality agreements entered into with such parties. Company agrees that it will take the necessary steps to promptly inform the individuals or entities referred to in the first sentence of this Section 5.5 of the obligations undertaken in this Section 5.5.

          5.6.    Employee Benefits Matters.

          (a) Continuation and Comparability of Benefits. From the Effective Time until December 31, 2002, the Surviving Corporation shall provide compensation and employee benefits to the employees of Company and its Subsidiaries (other than those employees whose terms and conditions of employment are subject to a collective bargaining agreement) employed as of the Effective Time that are in the aggregate no less favorable than the lesser of (i) those provided to the employees of Company and its Subsidiaries as of the date of this Agreement and (ii) those provided to Purchaser's similarly situated employees. On or prior to January 1, 2003, the Purchaser shall have caused the compensation and employee benefits to the employees of Purchaser (other than employees of the Surviving Corporation and its Subsidiaries), on the one hand, and the employees of the Surviving Corporation and its Subsidiaries, on the other hand, to be in the aggregate comparable for similarly situated employees.

          (b) Pre-Existing Limitations; Service Credit. With respect to any Benefit Plans in which any Company Employees first become eligible to participate, on or after the Effective Time, and which are plans that the Company Employees did not participate in prior to the Effective Time (the "New Company Plans"), Purchaser shall: (A) waive all pre-existing conditions, exclusions and waiting periods with respect to participation and coverage requirements applicable to the Company Employees under any health and welfare New Company Plans in which such employees may be eligible to participate after the Effective Time, and deductibles, coinsurance or maximum out-of-pocket payments made by Company employees during the calendar year in which the Effective Time occurs shall reduce the amount of deductibles, coinsurance and maximum out-of-pocket payments under the New
Company Plans; provided that such Company Employee and covered family members were enrolled in comparable coverage under the Benefit Plans of Company on the Effective Time and continuously thereafter until the effective time of coverage in the New
Company Plans, and (B) recognize service of the Company Employees with Company accrued prior to the Effective Time for purposes of eligibility to participate and vesting credit in any New Company
Plan in which such employees may be eligible to participate after the Effective Time, to the extent service is taken into account under the applicable New Company Plan; provided, however, in no event shall any credit be given to the extent it would result in the duplication of benefits for the same period of service.
Service with Company will also be recognized under any New
Company Plan that is a defined benefit pension plan with a benefit formula based upon final average compensation, with an offset for any benefit payable for the same period of service with Company under any defined benefit plan of Company. Purchaser shall credit each of the Company employees with accrued sick leave and vacation as of the Effective Time. Purchaser shall, or shall cause the Surviving Corporation to, either (i) maintain
Company's Code Section 125 plans (the "Company 125 Plans") for the remainder of the calendar year in which the Effective Time occurs or (ii) terminate the Company 125 Plans after the Effective Time and adopt new Code Section 125 plans (the "New 125
Plans") for Company employees who were participating in the Company 125 Plans and transfer the account balances of such employees under the Company 125 Plans to the New 125 Plans as soon as practicable after such New 125 Plans are established.

          (c) Retention Plan. As soon as reasonably practicable after the date hereof, Purchaser and Company shall use commercially reasonable efforts to develop a targeted retention plan for key non-executive employees of Company and its Subsidiaries with such terms and conditions (including the payment dates and payment amounts) as are mutually acceptable to Purchaser and Company.

          5.7.    Directors' and Officers' Indemnification and Insurance.
          (a) The Surviving Corporation shall, and Purchaser shall cause the Surviving Corporation to, (i) indemnify and hold harmless, and provide advancement of expenses to, all past and present directors, officers and employees of Company and its Subsidiaries (the "Indemnified Personnel") to the same extent such persons are indemnified or have the right to advancement of expenses as of the date of this Agreement by Company pursuant to Company's certificate of incorporation, by-laws and indemnification agreements, if any, in existence on the date hereof with any current or former directors, officers and employees of Company and its Subsidiaries for acts or omissions occurring at or prior to the Effective Time (including for acts or omissions occurring in connection with the approval of this Agreement and the consummation of the transactions contemplated hereby), and (ii) purchase as of the Effective Time a tail policy to the current policy of directors' and officers' liability insurance and fiduciary liability insurance maintained by Company which tail policy shall be effective for a period from the Effective Time through and including the date six years after the Closing Date with respect to claims arising from facts or events that occurred on or before the Effective Time; provided, however, that in no event shall the Surviving Corporation be required to expend in excess of 900% of the annual premium currently paid by Company for its current policy of directors' and officers' liability insurance and fiduciary liability insurance; and, provided, further, that if the premium of such insurance coverage exceeds such amount, the Surviving Corporation after consultation with Company shall be obligated to obtain a policy with the greatest coverage available for a cost not exceeding such amount.

          (b) The certificate of incorporation and by-laws of the Surviving Corporation shall contain provisions with respect to indemnification, advancement of expenses and exculpation from liability at least as favorable to the Indemnified Personnel as those set forth in the current certificate of incorporation and by-laws of the Company, and for a period of six years from the Effective Time, those provisions shall not be repealed or amended or otherwise modified in any manner that would adversely affect the rights thereunder of the Indemnified Personnel, except to the extent, if any, that such modification is required by applicable law.

          (c) Notwithstanding anything herein to the contrary, if any claim, action, suit, proceeding or investigation (whether arising before, at or after the Effective Time) is made against any Indemnified Personnel, on or prior to the sixth anniversary of the Effective Time, the provisions of this Section 5.7 shall continue in effect until the final disposition of such claim, action, suit, proceeding or investigation.

          (d) The covenants contained in this Section 5.7 are intended to be for the benefit of, and shall be enforceable by, each of the Indemnified Personnel and their respective heirs and legal representatives and shall not be deemed exclusive of any other rights to which an Indemnified Personnel is entitled, whether pursuant to law, contract or otherwise.

          (e) In the event that the Surviving Corporation or any of its successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers or conveys all or substantially all of its properties and assets to any Person, then, and in each such case, proper provision shall be made so that the successors or assigns of the Surviving Corporation, as the case may be, shall succeed to the obligations set forth in this Section 5.7.

          5.8. Notification of Certain Matters. Company shall use reasonable commercial efforts to give prompt notice to Purchaser, and Purchaser shall use reasonable commercial efforts to give prompt notice to Company, to the extent that either acquires Knowledge of (i) the occurrence or non-occurrence of any event the occurrence or non-occurrence of which would be reasonably likely to cause any representation or warranty contained in this Agreement to be untrue or inaccurate and (ii) any failure of Company, Purchaser or Merger Sub, as the case may be, to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 5.8 shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice.

          5.9. Public Announcements. Purchaser and Company shall develop a joint communications plan and each party shall (i) ensure that all press releases and other public statements with respect to this Agreement or the transactions contemplated hereby shall be consistent with such joint communications plan, and (ii) unless otherwise required by applicable law or by obligations pursuant to any listing agreement with or rules of any securities exchange, consult with each other before issuing any press release or otherwise making any public statement with respect to this Agreement or the transactions contemplated hereby. In addition to the foregoing, except to the extent disclosed in or consistent with the Proxy Statement in accordance with the provisions of Section 5.1, neither Purchaser nor Company shall issue any press release or otherwise make any public statement or disclosure concerning the other party or the other party's business, financial condition or results of operations without the consent of the other party, which consent shall not be unreasonably withheld or delayed.

          5.10. Listing of Shares of Purchaser Common Stock. Purchaser shall use its reasonable best efforts to cause the shares of Purchaser Common Stock to be issued in the Merger to be approved for listing on the NYSE, subject to official notice of issuance, prior to the Closing Date.

          5.11. Affiliates. Promptly after execution and delivery of this Agreement, Company shall deliver to Purchaser a letter identifying all persons who, in the opinion of Company, may be deemed as of the date hereof "affiliates" of Company for purposes of Rule 145 under the Securities Act, and such list shall be updated as necessary to reflect changes from the date thereof.
Company shall use reasonable efforts to cause each person identified on such list to deliver to Purchaser not less than 30 days prior to the Effective Time, a written agreement substantially in the form attached as Exhibit 5.11 hereto (an
"Affiliate Agreement").

          5.12. Transition Team. Promptly following execution of this Agreement, the parties shall establish a transition planning team (the "Transition Team") comprised of an equal number of representatives of Company and Purchaser. The Transition Team shall be responsible for facilitating a transition and integration planning process to ensure the successful combination of the operations of Company with those of Purchaser. The
Transition Team shall be responsible for developing, and monitoring the development of, and deliverables due under, an action plan for the combination of the businesses which, among other things, shall include an information systems action plan intended to facilitate the most effective combination of the information systems resources of Company and Purchaser. The
Transition Team, or designated representatives thereof, shall meet monthly to review the financial performance of Company and its affiliates and at such meetings Company shall advise the Transition Team of the status of achieving Company's then current
Operating Plan (as has been presented to Purchaser), including all of the material components thereof, such as sales, enrollment, revenues, investment income, quarterly claim trends, medical loss ratio, administrative expenses, net income, reserves and statutory capital (as indicated on the quarterly balance sheet). The Transition Team shall be informed at each quarterly meeting of the applicable trends and retention experience arising from Company's business planning and underwriting process.

          5.13. Management Responsibilities. At the Effective Time, the Chairman and Chief Executive Officer of Company shall be named the President of the Central Business Region with overall responsibility for HealthLink, Blue Cross and Blue Shield of Missouri, and all of the business operations of the Surviving Corporation in the Central Business Region. Other senior executives of Company and its Subsidiaries will be assigned significant responsibilities with respect to the business of the Surviving Corporation, including the current President of HealthLink who shall be responsible for HealthLink and the current President and Chief
Operating Officer of Company who shall be responsible for Blue
Cross and Blue Shield of Missouri.

          5.14. Tax-Free Reorganization Treatment. The parties hereto shall use their commercially reasonable efforts to cause the Merger to be treated as a reorganization within the meaning of Section 368(a) of the Code and shall not knowingly take or fail to take any action which action or failure to act would jeopardize the qualification of the Merger as a reorganization within the meaning of
Section 368(a) of the Code. Unless required by law, each of Purchaser, Merger Sub, and Company shall not file any Return or take any position inconsistent with the treatment of the Merger as a reorganization described in Section 368(a) of the Code.
Prior to the Effective Time, the parties shall use their commercially reasonable efforts to obtain the opinion of its tax counsel in such form and upon such matters as described in
Section 6.2(c) and Section 6.3(c).




                           ARTICLE VI
                      CONDITIONS PRECEDENT

          6.1. Conditions to Each Party's Obligation to Effect the Merger. The respective obligations of Company, Purchaser and Merger Sub to effect the Merger are subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

          (a) No Injunctions or Restraints, Illegality. (i) No Governmental Entity or federal or state court of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any statute, rule, regulation, executive order, decree, judgment, injunction or other order (whether temporary, preliminary or permanent), in any case which is in effect and which prevents or prohibits consummation of the Merger or any other transactions contemplated in this Agreement; and (ii) no Governmental Entity shall have instituted any action or proceeding (which remains pending at what would otherwise be the Closing Date) before any United States court or other governmental body of competent jurisdiction seeking to enjoin, restrain or otherwise prohibit consummation of the transactions contemplated by this Agreement.

          (b) HSR Act. The waiting period (and any extension thereof) applicable to the Merger under the HSR Act shall have been terminated or shall have expired.

          (c) NYSE Listing. The shares of Purchaser Common Stock to be issued in the Merger and such other shares to be reserved for issuance in connection with the Merger shall have been approved for listing on the NYSE, subject to official notice of issuance.

          (d) Effectiveness of the Form S-4. The Form S-4 shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Form S-4 shall have been issued by the SEC and no proceedings for that purpose shall have been initiated or threatened by the SEC.

          (e) Stockholder Approval. The Merger and the Certificate of Incorporation Amendment shall have been approved by the Required
Company Vote at the Company Stockholders Meeting.

          (f) Required Governmental Consents. Any material governmental consents or approvals required to consummate the transactions contemplated hereby shall have been obtained, and shall be in full force and effect.

          (g) BCBSA. Any required approval of the BCBSA shall have been obtained, and the license of Company to use the Blue Cross and Blue Shield name in Company's licensed service area shall remain in full force and effect.

          6.2. Additional Conditions to Obligations of Purchaser and Merger Sub. The obligations of Purchaser and Merger Sub to effect the Merger are subject to the satisfaction or waiver by Purchaser, on or prior to the Closing Date, of the following conditions:

          (a) Representations and Warranties. Each of the representations and warranties of Company set forth in this Agreement (read without any materiality, material or Material Adverse Effect qualifications) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date) other than such failures to be true and correct that in the aggregate would not reasonably be expected to have a Material Adverse Effect on Company. Purchaser shall have received a certificate of the chief executive officer and the chief financial officer of Company to such effect.

          (b) Performance of Obligations of Company. Company shall have performed or complied in all material respects with all agreements and covenants required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate of the chief executive officer and the chief financial officer of Company to such effect.

          (c) Tax Opinion. Purchaser shall have received from Simpson Thacher & Bartlett, counsel to Purchaser, on the Closing Date, a written opinion dated as of such date, based on customary representations of Company and Purchaser that counsel to Purchaser deems relevant, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code and (ii)
Company, Purchaser and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

          (d) Required Governmental Consents. Any material governmental consents or approvals required to consummate the transactions contemplated hereby shall have been obtained, and shall be in full force and effect, without any conditions that are material and adverse to Company or Purchaser or any of their Subsidiaries and that differ materially in character, degree or scope from conditions commonly imposed by such consents or approvals.

          (e) Required Third Party Consents. Any material third party consents or approvals required to consummate the transactions contemplated hereby shall have been obtained and shall be in full force and effect.

          (f) No Material Adverse Change. At any time on or after the date of this Agreement there shall not have occurred any change, circumstance or event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse
Effect on Company.

          (g) Appraisal Rights Exercise. The aggregate number of shares of Company Common Stock owned by Persons who have made a demand for appraisal rights under Section 262 of the DGCL shall constitute less than 30% of the outstanding shares of Company Common Stock outstanding as of the date of the Company Stockholders Meeting called for the purpose of voting on the Merger.

          6.3. Additional Conditions to Obligations of Company. The obligations of Company to effect the Merger are subject to the satisfaction of, or waiver by Company, on or prior to the Closing Date of the following additional conditions:

          (a) Representations and Warranties. Each of the representations and warranties of Purchaser set forth in this Agreement (read without any materiality, material or Material Adverse Effect qualifiations) shall be true and correct as of the Closing Date as though made on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date) other than such failures to be true and correct that in the aggregate would not reasonably be expected to have a Material Adverse Effect on Purchaser. Company shall have received a certificate of the chief executive officer and the chief financial officer of Purchaser to such effect.

          (b) Performance of Obligations of Purchaser and Merger Sub. Purchaser and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required to be performed by them under this Agreement at or prior to the Closing Date. Company shall have received a certificate of the chief executive officer and the chief financial officer of Purchaser to such effect.

          (c) Tax Opinion. Company shall have received from Lewis, Rice & Fingersh, L.C., counsel to Company, on the Closing Date, a written opinion dated as of such date, based on customary representations of Company and Purchaser that counsel to Company deems relevant, to the effect that (i) the Merger will be treated for federal income tax purposes as a reorganization within the meaning of Section 368(a) of the Code; and (ii) Company, Purchaser and Merger Sub will each be a party to the reorganization within the meaning of Section 368(b) of the Code.

          (d) Price of Purchaser Common Stock. The Average Purchaser Price (as defined in Section 8.11) shall be at least $91.05; provided that this condition shall expire at the end of the tenth Business
Days after the Determination Date.

          (e) Representation on Purchaser Board. One of Company's current directors (who is not currently an employee of Company) shall have been appointed to the board of directors of Purchaser to serve until at least the 2004 Annual Meeting of Stockholders of Purchaser.

          (f) No Material Adverse Change. At any time on or after the date of this Agreement there shall not have occurred any change, circumstance or event that, individually or in the aggregate, has had or would reasonably be expected to have a Material Adverse
Effect on Purchaser.

                           ARTICLE VII
                    TERMINATION AND AMENDMENT

          7.1. Termination. This Agreement may be terminated and the Merger contemplated hereby may be abandoned at any time prior to the Closing Date, whether before or after approval of matters presented in connection with the Merger by the stockholders of
Company:

          (a)  By mutual written consent of Purchaser and Company;

          (b) By either Purchaser or Company if the Merger shall not have been consummated on or before June 30, 2002 (other than due principally to the failure of the party seeking to terminate this Agreement to perform its obligations under this Agreement required to be performed at or prior to the Effective Time);

          (c) By Purchaser or Company if any required approval of the stockholders of Company for this Agreement, the Merger or the Certificate of Incorporation Amendment shall not have been obtained by reason of the failure to obtain the required vote upon a vote held at a duly held meeting of stockholders or at any adjournment thereof;

          (d) By Purchaser or Company if any court or other governmental body of competent jurisdiction shall have issued a final order, decree or ruling or taken any other final action restraining, enjoining or otherwise prohibiting the Merger and such order, decree, ruling or other action is or shall have become final and nonappealable; provided that the party seeking to terminate this Agreement pursuant to this Section 7.1(d) shall have used its reasonable best efforts to take, or cause to be taken, all actions to do, or cause to be done, all things reasonably necessary to prevent the entry of such order, decree, ruling or other action.

          (e) By Company if (i) prior to the Closing Date there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Purchaser or Merger Sub contained in this Agreement, which breach would (1) give rise to the failure of a condition set forth in Section 6.3 and (2) is incapable of being cured by Purchaser or is not cured within 30 days of notice of such breach, or (ii) any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment;

          (f) By Purchaser if (i) prior to the Closing Date there shall have been a breach or inaccuracy of any representation, warranty, covenant or agreement on the part of Company contained in this Agreement, which breach would (1) give rise to the failure of a condition set forth in Section 6.2 and (2) is incapable of being cured by Company or is not cured within 30 days of notice of such breach or (ii) any of the conditions set forth in Section 6.1 shall have become incapable of fulfillment;

          (g) By Purchaser or Company if, prior to the receipt of the approval of Company's stockholders of the Merger, (i) the Board of Directors of Company authorizes Company to execute a binding written agreement with respect to a transaction that constitutes a Superior Proposal, (ii) Company notifies Purchaser in writing that it intends to enter into such an agreement and provides
Purchaser with the proposed definitive documentation for such Superior Proposal and (iii) Purchaser does not, within five days after the receipt of such written notice and documentation, provide a written offer that is at least as favorable as the Superior Proposal to the stockholders of Company; or

          (h) By Company on or prior to the tenth Business Day after the Determination Date if the Average Purchaser Price is less than $91.05.

          7.2. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.1, the obligations of the parties under this Agreement shall terminate, except for the obligations in the confidentiality provisions of Section 5.3 and Sections 7.3 and 8.1, and there shall be no liability on the part of any party hereto; provided, however, that termination of this Agreement pursuant to Section 7.1(e) or 7.1(f) shall not relieve a defaulting or breaching party from liability to the other party hereto (unless the fee set forth in Section 7.3 is paid in connection with such termination).

          7.3.    Fees and Expenses.  (a)    If (A) Purchaser or Company
terminates this Agreement pursuant to Section 7.1(c) and an Alternative Transaction or the intention to propose an Alternative
Transaction shall have been publicly announced and not withdrawn prior to the Company Stockholders Meeting and within 12 months thereafter Company enters into an agreement with respect to an Alternative Transaction or an Alternative Transaction is consummated, (B) Purchaser terminates this Agreement pursuant to
Section 7.1(f) as a result of a breach of a representation or covenant by Company and the Board of Directors of Company was aware of the existence of an Alternative Transaction or the intention to propose an Alternative Transaction and such Alternative Transaction had not been withdrawn prior to such breach and within 12 months thereafter Company enters into an agreement with respect to an Alternative Transaction or an Alternative Transaction is consummated or (C) Purchaser or Company terminates this Agreement pursuant to Section 7.1(g), then Company shall pay to Purchaser, within one Business Day following the date Company enters into an agreement with respect to an Alternative Transaction or an Alternative Transaction is consummated (in the cases of clauses (A) and (B) above) or within one Business Day following the date of such termination (in the case of clause (C) above), a fee, in cash, of $40.24 million, which the parties agree shall be the appropriate measure of liquidated damages and shall represent complete reimbursement of expenses incurred by Purchaser and Merger Sub up to the date of termination, and which amount shall be the total damages and sole remedy of Purchaser and Merger Sub upon the termination of this Agreement for any of the reasons described in this Section
7.3(a).

          (b) Except as otherwise specifically provided herein, each party shall bear its own Expenses in connection with this Agreement and the transactions contemplated hereby, except that each Purchaser and Company shall bear and pay one-half of the costs and expenses incurred in connection with the filing, printing and mailing of the Form S-4 and the Proxy Statement. As used in this Agreement, "Expenses" includes all out-of-pocket expenses (including, without limitation, all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the authorization, preparation, negotiation, execution and performance of this Agreement and the transactions contemplated hereby, including the preparation, printing, filing and mailing of the Form S-4 and the Proxy Statement and the solicitation of stockholder approvals and all other matters related to the transactions contemplated hereby.

          7.4. Amendment. This Agreement may be amended by the parties hereto, by action taken or authorized by their respective Boards of Directors, at any time before or after approval of the matters presented in connection with the Merger by the stockholders of Company, but, after any such approval, no amendment shall be made which by law or in accordance with the rules of any relevant stock exchange requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties hereto.

          7.5. Extension; Waiver. At any time prior to the Effective Time, the parties hereto, by action taken or authorized by their respective Boards of Directors, may, to the extent legally allowed, (i) extend the time for the performance of any of the obligations or other acts of the other parties hereto, (ii) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto or (iii) waive compliance with any of the agreements or conditions contained herein. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in a written instrument signed on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of those rights.


                          ARTICLE VIII
                       GENERAL PROVISIONS

          8.1. Non-Survival of Representations, Warranties and Agreements. Subject to the proviso in Section 7.2, none of the representations, warranties, covenants and other agreements in this Agreement or in any instrument delivered pursuant to this Agreement, including any rights arising out of any breach of such representations, warranties, covenants and other agreements, shall survive the Effective Time or the termination of this Agreement pursuant to Section 7.1, as the case may be, except for those covenants and agreements contained herein and therein that by their terms apply or are to be performed in whole or in part after the Effective Time. Notwithstanding the foregoing, this
Article VIII shall survive the Effective Time and the confidentiality provisions of Section 5.3 and Section 7.3 shall survive the termination of this Agreement.

          8.2. Notices. All notices and other communications hereunder shall be in writing and shall be deemed duly given (a) on the date of delivery if delivered personally, or by telecopy upon confirmation of receipt, (b) on the first Business Day following the date of dispatch if delivered by a recognized next-day courier service, or (c) on the third Business Day following the date of mailing if delivered by registered or certified mail, return receipt requested, postage prepaid. All notices hereunder shall be delivered as set forth below, or pursuant to such other instructions as may be designated in writing by the party to receive such notice:

          (a)  if to Purchaser or Merger Sub, to

                    WellPoint Health Networks Inc.
                    1 WellPoint Way
                    Thousand Oaks, California  91362
                    Fax: (805) 557-6820
                    Attention: General Counsel

               with a copy to

                    Simpson Thacher & Bartlett
                    425 Lexington Avenue
                    New York, New York  10017
                    Fax:  (212) 455-2502
                    Attention:  Gary I. Horowitz

          (b)  if to Company, to

                    RightCHOICE Managed Care, Inc.
                    1831 Chestnut Street
                    St. Louis, Missouri  63103
                    Fax: (314) 923-8958
                    Attention: General Counsel

               with a copy to

                    Lewis, Rice & Fingersh, L.C.
                    500 North Broadway, Suite 2000
                    St. Louis, Missouri  63102
                    Fax: (314) 444-7788
                    Attention:  John J. Riffle

          8.3. Interpretation. When a reference is made in this Agreement to Sections, Exhibits or Schedules, such reference shall be to a Section of or Exhibit or Schedule to this Agreement unless otherwise indicated. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words "include", "includes" or
"including" are used in this Agreement, they shall be deemed to be followed by the words "without limitation." The parties have participated jointly in the negotiating and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provisions of this Agreement.

          8.4. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when one or more counterparts have been signed by each of the parties and delivered to the other party, it being understood that both parties need not sign the same counterpart.

          8.5. Entire Agreement; No Third Party Beneficiaries. (a) This Agreement and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

          (b) This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other
Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement; provided, however, that Sections 1.11 and 5.7 may be enforced against Purchaser or the Surviving Corporation, as the case may be, by the Persons identified or described therein.

          8.6. Governing Law. This Agreement shall be governed and construed in accordance with the laws of the State of Delaware.

          8.7. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any law or public policy, all other terms and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

          8.8. Assignment. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto, in whole or in part (whether by operation of law or otherwise), without the prior written consent of the other party, and any attempt to make any such assignment without such consent shall be null and void, except that Merger Sub may assign, in its sole discretion, any or all of its rights, interests and obligations under this Agreement to any direct wholly owned Subsidiary of Purchaser without the consent of Company, but no such assignment shall relieve Merger Sub of any of its obligations under this Agreement. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

          8.9. Submission to Jurisdiction; Waivers. Each of Purchaser and Company irrevocably agrees that any legal action or proceeding with respect to this Agreement or for recognition and enforcement of any judgment in respect hereof brought by the other party hereto or its successors or assigns may be brought and determined in the Courts of the State of Missouri and each of Purchaser and Company hereby irrevocably submits with regard to any such action or proceeding for itself and in respect to its property, generally and unconditionally, to the nonexclusive jurisdiction of the aforesaid courts. Each of Purchaser and Company hereby irrevocably waives, and agrees not to assert, by way of motion, as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, (a) any claim that it is not personally subject to the jurisdiction of the above-named courts for any reason other than the failure to lawfully serve process, (b) that it or its property is exempt or immune from jurisdiction of any such court or from any legal process commenced in such courts (whether through service of notice, attachment prior to judgment, attachment in aid of execution of judgment, execution of judgment or otherwise), and (c) to the fullest extent permitted by applicable law, that (i) the suit, action or proceeding in any such court is brought in an inconvenient forum, (ii) the venue of such suit, action or proceeding is improper and (iii) this Agreement, or the subject matter hereof, may not be enforced in or by such courts.

          8.10. Enforcement. The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms. It is accordingly agreed that the parties shall be entitled to specific performance of the terms hereof, this being in addition to any other remedy to which they are entitled at law or in equity.

          8.11.   Definitions.  As used in this Agreement.

               (a)  "Alternative Transaction" means any of the following events:
(i) the acquisition of Company by merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution or otherwise by any person other than Purchaser, Merger Sub or any affiliate thereof (a "Third Party"); (ii) the acquisition by a Third Party of 20% or more of the assets of Company and its Subsidiaries, taken as a whole; (iii) the acquisition by a Third Party of 20% or more of the outstanding shares of Company Common Stock; (iv) the adoption by Company of a plan of liquidation; or (v) the repurchase by Company or any of its Subsidiaries of 20% or more of the outstanding shares of Company Common Stock (other than, for the purposes of Section
7.3, repurchases of shares of Company Common Stock from the Foundation).

               (b) "Average Purchaser Price" means the average (rounded to the nearest thousandth) of the closing trading prices of Purchaser
Common Stock on the NYSE, as reported in the Wall Street Journal, Eastern Edition (or such other source as the parties shall agree in writing), for the 20 full trading days ending on, and including, the Determination Date.

               (c)  "BCBSA" means the Blue Cross Blue Shield Association.

               (d) "Benefit Plans" means, with respect to any Person, each employee benefit plan, program, arrangement and contract
(including, without limitation, any "employee benefit plan," as defined in Section 3(3) of the Employee Retirement Income
Security Act of 1974, as amended ("ERISA") and any bonus, deferred compensation, stock bonus, stock purchase, restricted stock, stock option, employment, termination, stay agreement or bonus, change in control and severance plan, program, arrangement and contract) in effect on the date of this Agreement or disclosed on the Company Disclosure Schedule or the Purchaser
Disclosure Schedule, as the case may be, to which such Person or its Subsidiary is a party, which is maintained or contributed to by such Person, or with respect to which such Person could incur material liability under Section 4069, 4201 or 4212(c) of ERISA.

               (e) "Board of Directors" means the Board of Directors of any specified Person and any committees thereof.

               (f) "Business Day" means any day on which banks are not required or authorized to close in the City of New York.

               (g) "Controlled Group" means any trade or business (whether or not incorporated) under common control with Company within the meaning of Sections 414(b), (c), (m) or (o) of the Code.

               (h) "Determination Date" means the Business Day immediately following the day on which all conditions set forth in Article VI
(other than the condition set forth in Section 6.3(d)) have been satisfied or waived (other than those conditions that by their terms cannot be satisfied until the Closing Date); provided that if after such Business Day (or after the establishment of a later
Determination Date pursuant to this proviso) an event occurs which causes any condition set forth in Article VI (other than the condition set forth in Section 6.3(d)) to no longer be satisfied, then "Determination Date" means the Business Day immediately following the day on which all conditions set forth in Article VI (other than the conditions set forth in Section
6.3(d)) have again been satisfied or waived (other than those conditions that by their terms cannot be satisfied until the Closing Date), and, in such event, such later Determination Date shall be used to calculate the Average Purchaser Price and for purposes of Section 6.3(d) and Section 7.1(h).

               (i) "good standing" means, when used with respect to the status of any corporation domiciled or doing business in a particular state, that such corporation has filed its most recent required annual report and (i) if a domestic corporation, has not filed articles of dissolution, and (ii) if a foreign corporation, has not applied for a certificate of withdrawal and is not the subject of a proceeding to revoke its certificate of authority.

               (j) "Known" or "Knowledge" means, (i) with respect to Company, the actual knowledge of John A. O'Rourke, Sandra Van Trease,
Angela F. Braly, Stuart Campbell and David Ott and (ii) with respect to Purchaser, the actual knowledge of Leonard D.
Schaeffer, David C. Colby or Thomas C. Geiser.

               (k) "Liens" means any mortgage, pledge, hypothecation, assignment, deposit arrangement, encumbrance, lien (statutory or other), other charge or security interest; or any preference, priority or other agreement or preferential arrangement of any kind or nature whatsoever (including, without limitation, any conditional sale or other title retention agreement, any capital lease having substantially the same economic effect as any of the foregoing).

               (l) "Material Adverse Effect" means, with respect to Purchaser or Company, any effect that is material and adverse to the business, assets or financial condition of Purchaser and its Subsidiaries, taken as a whole, or Company and its Subsidiaries, taken as a whole, respectively.

               (m) "the other party" means, with respect to Company, Purchaser and means, with respect to Purchaser, Company.

               (n) "Permitted Liens" means (i) any liens for taxes not yet due or which are being contested in good faith by appropriate proceedings, (ii) carriers', warehousemen's, mechanics', materialmen's, repairmen's or other similar liens, (iii) pledges or deposits in connection with workers' compensation, unemployment insurance, and other social security legislation and
(iv) easements, rights-of-way, restrictions and other similar encumbrances incurred in the ordinary course of business which, in the aggregate, are not substantial in amount and which do not in any case materially detract from the value of the property subject thereto.

               (o) "Person" means an individual, corporation, limited liability company, partnership, association, trust, unincorporated organization, other entity or group (as defined in the Exchange
Act).

               (p)  "SEC" means the Securities and Exchange Commission.

               (q) "Subsidiary" when used with respect to any party means any corporation or other organization, whether incorporated or unincorporated, (i) of which such party or any other Subsidiary of such party is a general partner (excluding partnerships, the general partnership interests of which held by such party or any Subsidiary of such party do not have a majority of the voting interests in such partnership) or (ii) at least a majority of the securities or other interests of which having by their terms ordinary voting power to elect a majority of the Board of Directors or others performing similar functions with respect to such corporation or other organization is directly or indirectly owned or controlled by such party or by any one or more of its Subsidiaries, or by such party and one or more of its Subsidiaries.

               (r) "Superior Proposal" means a bona fide written proposal made by a Person other than Purchaser, Merger Sub or an affiliate thereof which is (A) for a merger, consolidation, share exchange, business combination, reorganization, recapitalization, liquidation, dissolution or other similar transaction involving, or any purchase or acquisition of, (i) more than fifty percent
(50%) of the voting power of Company's capital stock or (ii) all or substantially all of the consolidated assets of Company and its Subsidiaries, and (B) otherwise on terms which Company's
Board of Directors determines in good faith after consultation with its advisors would result in a transaction that, if consummated, is more favorable to Company's stockholders, from a financial point of view (which determination of the Board of Directors shall take into account, among other things, the legal, financial, regulatory and other aspects of the proposal, including conditions to consummation and the likelihood of timely consummation), than the transactions contemplated hereby.


                    ________________________

                   [Intentionally Left Blank]

          IN WITNESS WHEREOF, Purchaser, Merger Sub and Company have caused this Agreement to be signed by their respective officers thereunto duly authorized, all as of the date first written above.



                              WELLPOINT HEALTH NETWORKS INC.



                              By:  /s/ Thomas C. Geiser
                                 Name:   Thomas C. Geiser
                                 Title:  Secretary


                              RWP ACQUISITION CORP.



                              By:  /s/ Thomas C. Geiser
                                 Name:   Thomas C. Geiser
                                 Title:  Secretary


                              RIGHTCHOICE MANAGED CARE, INC.



                              By:  /s/ John O'Rourke
                                 Name:   John O'Rourke
                                 Title:  Chairman and Chief Executive Officer